Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Isilon Systems, Inc.

at

$33.85 Net Per Share

by

Electron Merger Corporation

a wholly-owned subsidiary of

EMC Corporation

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, DECEMBER 17, 2010, UNLESS THE OFFER IS EXTENDED.

THIS OFFER TO PURCHASE IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF NOVEMBER 14, 2010 (THE “MERGER AGREEMENT”), BY AND AMONG EMC CORPORATION (“EMC”), ELECTRON MERGER CORPORATION (“PURCHASER”) AND ISILON SYSTEMS, INC. (“ISILON”). PURCHASER, A WHOLLY-OWNED SUBSIDIARY OF EMC, IS OFFERING TO PURCHASE ALL OUTSTANDING SHARES OF COMMON STOCK, PAR VALUE $0.00001 PER SHARE (“SHARES”) OF ISILON FOR $33.85 PER SHARE, NET TO THE SELLER, IN CASH, WITHOUT INTEREST AND LESS APPLICABLE WITHHOLDING TAXES, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL (WHICH TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS THERETO, CONSTITUTE THE “OFFER”). ISILON’S BOARD OF DIRECTORS UNANIMOUSLY (1) DETERMINED THAT THE MERGER AGREEMENT IS ADVISABLE, (2) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER OF PURCHASER WITH AND INTO ISILON (THE “MERGER”), TAKEN, TOGETHER, ARE AT A PRICE AND ON TERMS THAT ARE IN THE BEST INTERESTS OF ISILON AND ITS STOCKHOLDERS, (3) APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER AND (4) RECOMMENDS THAT ISILON’S STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES OF ISILON COMMON STOCK PURSUANT TO THE OFFER AND, IF REQUIRED BY THE APPLICABLE PROVISIONS OF DELAWARE LAW, ADOPT THE MERGER AGREEMENT.

THE OFFER IS NOT SUBJECT TO ANY FINANCING CONDITION. THE OFFER IS CONDITIONED UPON (I) THERE BEING VALIDLY TENDERED (NOT INCLUDING SHARES TENDERED PURSUANT TO PROCEDURES FOR GUARANTEED DELIVERY) AND NOT WITHDRAWN IN ACCORDANCE WITH THE TERMS OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.00001 PER SHARE (THE “SHARES”), OF ISILON WHICH, TOGETHER WITH THE SHARES THEN OWNED BY EMC AND ITS WHOLLY-OWNED SUBSIDIARIES (INCLUDING PURCHASER), REPRESENTS AT LEAST A MAJORITY OF THE TOTAL NUMBER OF THEN OUTSTANDING SHARES ON A FULLY DILUTED BASIS (AS DEFINED IN THE MERGER AGREEMENT), (II) ANY WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, HAVING EXPIRED OR BEEN TERMINATED AND (III) OTHER CONDITIONS SET FORTH IN ANNEX A TO THE MERGER AGREEMENT. SEE “INTRODUCTION” AND THE OFFER—SECTION 14— “CONDITIONS OF THE OFFER”.

IMPORTANT

Any Isilon stockholder desiring to tender Shares in the Offer should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal together with the certificates representing tendered Shares and all other required documents to BNY Mellon Shareowner Services, the Depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in The Offer—Section 3— “Procedures for Tendering Shares—Book-Entry Transfer” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares.

Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in The Offer—Section 3—“Procedures for Tendering Shares—Guaranteed Delivery”.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

November 19, 2010

SUMMARY TERM SHEET

Electron Merger Corporation (“Purchaser”), a wholly-owned subsidiary of EMC Corporation (“EMC”), is offering to purchase all outstanding shares of common stock, par value $0.00001 per share (“Shares”), of Isilon Systems, Inc. (“Isilon”) for $33.85 per share, net to the seller in cash (the “Offer Price”), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (the “Offer”). The following are some of the questions you, as an Isilon stockholder, may have and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my shares?

Our name is Electron Merger Corporation. We are a Delaware corporation formed for the purpose of making this tender offer for all of the common stock of Isilon. We are a wholly-owned subsidiary of EMC Corporation, a Massachusetts corporation. See The Offer—Section 9— “Certain Information Concerning Purchaser and EMC”.

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, par value $0.00001 per share, of Isilon. We refer to one share of Isilon common stock as a “share” or “Share”. See “Introduction”.

How much are you offering to pay for my shares and what is the form of payment?

We are offering to pay you $33.85 per share in cash without interest and less applicable withholding taxes. If you are the record holder of your shares of Isilon (i.e., a stock certificate has been issued to you and registered in your name) and you directly tender your shares in the Offer to BNY Mellon Shareowner Services, the depositary for the Offer, you will not have to pay brokerage fees or commissions. If you own your shares through a broker, bank or other nominee, and your broker, bank or other nominee tenders your shares on your behalf, your broker, bank or other nominee may charge you a fee for doing so. You should consult your broker, bank or other nominee to determine whether any charges will apply. See “Introduction”.

Do you have the financial resources to pay for the shares?

We currently own 279,411 shares of Isilon. We estimate that we will need approximately $2.4 billion to purchase all remaining shares pursuant to the Offer and to pay related fees and expenses. As of September 30, 2010, EMC had cash and cash equivalents and short-term investments in the amount of approximately $6.6 billion. EMC or one of its subsidiaries will contribute or otherwise advance funds to enable us to consummate the Offer. EMC will have sufficient cash on hand at the expiration of the Offer to pay the Offer price for all shares in the Offer. The Offer is not conditioned upon any financing arrangements. See The Offer—Section 10— “Source and Amount of Funds”.

Is your financial condition relevant to my decision to tender in the Offer?

Because the form of payment consists solely of cash and is not conditioned upon any financing arrangements, we do not think our financial condition is material to your decision whether to tender in the Offer.

Has Isilon’s Board of Directors approved the Offer?

Yes. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 14, 2010, by and among EMC, Purchaser and Isilon (the “Merger Agreement”). Isilon’s board of directors unanimously:

•	Determined that the Merger Agreement is advisable;

•

Determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the merger of Purchaser with and into Isilon (the “Merger”), taken together, are at a price and on terms that are in the best interests of Isilon and its stockholders;

•	Approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger; and

•	Recommends that Isilon’s stockholders accept the Offer, tender their shares pursuant to the Offer and, if required by the applicable provisions of Delaware law, adopt the Merger Agreement.

See The Offer—Section 11— “Background of the Offer; Contacts with Isilon; The Merger Agreement”.

Have any Isilon stockholders agreed to tender their Shares?

Yes. Three of Isilon’s largest stockholders, Atlas Venture Fund V, L.P. and affiliates, Sequoia Capital X and affiliates and Madrona Venture Fund 1-A, LP and affiliates, owning approximately 45.4% of the issued and outstanding Shares as of November 15, 2010, have entered into a tender and voting agreement with us and EMC, which, among other things, generally obligates them to tender their Shares in the Offer. They have agreed not to withdraw their Shares from the Offer unless the Offer has been terminated or has expired or the Merger Agreement has been terminated or Purchaser lowers the price to be paid for shares. See The Offer—Section 11—“Background of the Offer; Contacts with Isilon; The Merger Agreement—Other Arrangements—Tender and Voting Agreement.”

How long do I have to decide whether to tender in the Offer?

You have until the expiration date of the Offer to tender. The Offer currently is scheduled to expire at 12:00 midnight, New York City time, on Friday, December 17, 2010. The Offer may be extended pursuant to, and in accordance with, the terms of the Merger Agreement or as may be required by applicable law. See The Offer—Section 1— “Terms of the Offer”.

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will inform BNY Mellon Shareowner Services, the depositary for the Offer, of that fact and will make a public announcement of the extension, no later than 9:00 A.M., New York City time, on the next business day after the date the Offer was scheduled to expire. See The Offer—Section 1— “Terms of the Offer”.

Can the Offer be extended after Purchaser has accepted and paid for shares?

If, upon purchase of all shares tendered in the Offer, EMC and Purchaser collectively own less than 90% of Isilon’s outstanding shares, we may elect to provide a “subsequent offering period” for the Offer. A subsequent offering period, if one is included, will be an additional period of time beginning after we have purchased shares tendered during the Offer, during which stockholders may tender, but not withdraw, their shares and receive the Offer Price. See The Offer—Section 1— “Terms of the Offer”.

What are the most significant conditions to the Offer?

The Offer is not subject to any financing condition. The Offer is conditioned upon:

•

There being validly tendered (not including shares tendered pursuant to procedures for guaranteed delivery) and not withdrawn in accordance with the terms of the Offer a number of Shares, which, together with the Shares then owned by EMC and its wholly-owned subsidiaries (including Purchaser), represents at least a majority of the total number of shares outstanding on a fully diluted basis (which means the number of Shares outstanding, together with all Shares which Isilon would be required to issue pursuant to any then outstanding warrants, options, restricted stock units and securities convertible or exchangeable into Shares but only to the extent then so exercisable, convertible or exchangeable, or to the extent exercisable, exchangeable or convertible as a result of the consummation of the Offer);

•	Any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated;

•	Other conditions set forth in Annex A to the Merger Agreement.

See The Offer—Section 14—“Conditions of the Offer”.

How do I tender my shares?

If you wish to accept the Offer and:

•

you are a record holder (i.e., a stock certificate has been issued to you and registered in your name), you must deliver the stock certificate(s) representing your shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other documents required by the Letter of Transmittal, to the depositary for the Offer. These materials must reach the depositary before the Offer expires;

•

you are a record holder, but your stock certificate is not available or you cannot deliver it to the depositary before the Offer expires, you may be able to obtain three additional trading days of the NASDAQ Stock Market to tender your shares using the enclosed Notice of Guaranteed Delivery; or

•	you hold your shares through a broker, bank or other nominee, you should contact your broker, bank or other nominee and give instructions that your shares be tendered.

See the Letter of Transmittal and The Offer—Section 3— “Procedure for Tendering Shares” for more information.

May I withdraw shares I previously tendered in the Offer? Until what time can I withdraw tendered shares?

You can withdraw tendered shares at any time until the Offer has expired and, unless and until we accept them for payment, such shares may also be withdrawn at any time after January 17, 2011. However, if a subsequent offering period is included, you may not withdraw either shares tendered during such subsequent offering period or shares tendered in the Offer and accepted for payment. See The Offer—Section 4— “Withdrawal Rights”.

How do I withdraw tendered shares?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to BNY Mellon Shareowner Services at one of its addresses set forth on the back cover of this Offer to Purchase while you have the right to withdraw the shares. If you tender shares by giving instructions to a broker, bank or other nominee, you must instruct the broker, bank or other nominee to arrange for the withdrawal of your shares. See The Offer—Section 4— “Withdrawal Rights”.

When and how will I be paid for my tendered shares?

Subject to the terms and conditions of the Offer, we will pay for all validly tendered and not withdrawn shares promptly after the date of expiration of the Offer subject to the satisfaction or waiver of the conditions to the Offer described in The Offer—Section 14— “Conditions of the Offer”. See The Offer—Section 2—“Acceptance for Payment; Payment”.

We will pay for your validly tendered and not withdrawn shares by depositing the purchase price with BNY Mellon Shareowner Services, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by BNY Mellon Shareowner Services of certificates for such shares (or of a confirmation of a book-entry transfer of such shares as described in The Offer—Section 3— “Procedure for Tendering Shares—Book-Entry Transfer”), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other required documents for such shares. See The Offer—Section 2— “Acceptance for Payment; Payment”.

Will the Offer be followed by a merger if all the Isilon shares are not tendered in the Offer?

If we accept for payment and pay for at least a majority of the outstanding shares on a fully diluted basis, Purchaser expects to be merged with and into Isilon. If that merger takes place, EMC will own all of the shares and all remaining stockholders (except for us, Isilon, EMC, other subsidiaries of EMC and stockholders properly exercising their appraisal rights) will receive the price per share paid in the Offer. See The Offer—Section 12— “Purpose of the Offer; Plans for Isilon; Appraisal Rights—Purpose of the Offer; Plans for Isilon”.

What is the “top-up option” and when could it be exercised?

Isilon has granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase from Isilon a number of authorized and unissued shares of Isilon common stock equal to that number of Shares (the “Top-Up Option Shares”) that, when added to Shares beneficially owned by EMC or Purchaser, will be 100 Shares more than 90% of the Shares then outstanding on a fully diluted basis (after giving effect to the issuance of the Top-Up Option Shares) at a price per share equal to the Offer Price. The Top-Up Option shall not be exercisable unless immediately after such exercise, EMC, Purchaser and any of EMC’s other wholly-owned subsidiaries would beneficially own more than 90% of the number of Shares then outstanding and shall not be exercisable for a number of Shares in excess of the total authorized and unissued Shares.

The Top-Up Option may be exercised by Purchaser, in whole but not in part, in accordance with the procedures set forth in the Merger Agreement, at any time after the consummation of the Offer and prior to the earlier of the effective time of the Merger and the termination of the Merger Agreement in accordance with its terms. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting us to effect a “short-form merger” pursuant to Delaware law. We expect to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, if we acquire less than 90% of the shares then outstanding in the Offer or any subsequent offering period. See The Offer— Section 11—”Background of the Offer; Contacts with Isilon; The Merger Agreement—The Merger Agreement—Top-Up Option”.

If the Offer is completed and Shares are accepted for payment, will Isilon continue as a public company?

Following completion of the Offer and acceptance of Shares for payment by us in accordance with the Offer, we intend to complete the Merger. If the Merger takes place, Isilon will no longer be publicly owned. Even if the Merger does not take place, if we purchase all of the tendered shares, there may be so few remaining stockholders and publicly held shares that the shares will no longer be eligible for continued inclusion on The NASDAQ Stock Market, there may not be a public trading market for the shares, and Isilon may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Securities and Exchange Commission rules relating to publicly held companies. See The Offer—Section 7— “Possible Effects of the Offer on the Market for the Shares; Stock Listing; Registration under the Exchange Act; Margin Regulations”.

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger takes place, you will receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer, without interest thereon, subject to any appraisal rights properly exercised under Delaware law. Therefore, if the Merger takes place, the only difference between tendering and not tendering shares in the Offer is that tendering stockholders will be paid earlier. If, however, the Merger does not take place and the Offer is consummated, the number of stockholders and the number of shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for shares held by stockholders other than Purchaser, which may affect prices at which shares trade. Also, as described above, Isilon may cease making filings with the Securities and Exchange Commission or being required to comply with the Securities and Exchange Commission rules relating to publicly held companies. See The Offer—Section 7— “Possible Effects of the Offer on the Market for the Shares; Stock Listing; Registration under the Exchange Act; Margin Regulations”.

Are appraisal rights available in the Offer?

No. Appraisal rights are not available in connection with the Offer. However, if the Offer is successful and Purchaser, as it intends to do, completes the Merger, in which shares of Isilon will be exchanged for an amount in cash per share equal to the price per share paid in the Offer, without interest and less applicable withholding taxes, then under Delaware law, stockholders who own their shares at the time of the Merger and fulfill certain other requirements of the General Corporation Law of the State of Delaware will have appraisal rights in connection with the Merger. See The Offer—Section 12— “Purpose of the Offer; Plans for Isilon; Appraisal Rights—Appraisal Rights”.

What is the market value of my shares as of a recent date?

On November 12, 2010, the last full trading day before the announcement of our intention to commence the Offer, the last reported sales price of Isilon common stock reported on The NASDAQ Stock Market was $26.29 per share. Please obtain a recent quotation for your shares prior to deciding whether or not to tender.

What are the federal income tax consequences of participating in the Offer?

A U.S. Holder (as defined in The Offer—Section 5— “Material United States Federal Income Tax Consequences”) that disposes of Shares pursuant to the Offer generally will recognize capital gain or loss equal to the difference between the amount of cash that the U.S. Holder is entitled to receive pursuant to the Offer and the U.S. Holder’s adjusted tax basis in the Shares disposed of pursuant to the Offer. A Non-U.S. Holder (as defined in The Offer—Section 5— “Material United States Federal Income Tax Consequences”) generally will not be subject to U.S. federal income tax on gain realized on the disposition of Shares pursuant to the Offer provided that (i) the gain is not effectively connected with the conduct of a trade or business by the Non-U.S.

Holder in the U.S. and (ii) in the case of a Non-U.S. Holder that is an individual, such Non-U.S. Holder is not present in the U.S. for 183 days or more in the taxable year of the disposition.

Isilon stockholders should read carefully the section entitled “Material United States Federal Income Tax Consequences” and should consult their own tax advisors regarding the tax considerations applicable to them in their particular circumstances. See The Offer—Section 5— “Material United States Federal Income Tax Consequences.”

Who can I talk to if I have questions about the Offer?

For further information, you can contact Morrow & Co., LLC, the information agent for the Offer, at (203) 658-9400 (for banks and brokerage firms) or (800) 607-0088 (toll-free for stockholders) or Isilon@morrowco.com (email). See the back cover of this Offer to Purchase.

To the Holders of Shares of Common Stock of Isilon:

INTRODUCTION

Electron Merger Corporation (the “Purchaser”), a Delaware corporation and wholly-owned subsidiary of EMC Corporation, a Massachusetts corporation (“EMC”), is offering to purchase all outstanding shares of common stock, par value $0.00001 per share (the “Shares”), of Isilon Systems, Inc., a Delaware corporation (“Isilon”) for $33.85 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Stockholders who have Shares registered in their own names and tender directly to BNY Mellon Shareowner Services, the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees or commissions. Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine if they charge any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay transfer taxes on the sale of Shares pursuant to the Offer. Purchaser will pay all charges and expenses of the Depositary and Morrow & Co., LLC (the “Information Agent”) incurred in connection with the Offer. See The Offer—Section 16— “Fees and Expenses”.

The Offer will expire at 12:00 midnight, New York City time, on Friday, December 17, 2010, unless extended in accordance with Merger Agreement. See Sections 1, 14 and 15—“Terms of the Offer,” “Conditions of the Offer,” and “Certain Legal Matters; Regulatory Approvals.”

The board of directors of Isilon (the “Isilon Board”) unanimously (1) determined that the Merger Agreement is advisable, (2) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, taken together, are at a price and on terms that are in the best interests of Isilon and its stockholders, (3) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger and (4) recommends that Isilon’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by the applicable provisions of Delaware law, adopt the Merger Agreement.

For factors considered by the Isilon Board, see Isilon’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to be filed on the date hereof with the Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

The Offer is not subject to any financing condition. The Offer is conditioned upon (i) there being validly tendered (not including Shares tendered pursuant to procedures for guaranteed delivery) and not withdrawn in accordance with the terms of the Offer a number of Shares which, together with the Shares then owned by EMC and its wholly-owned subsidiaries (including Purchaser), represents at least a majority of the total number of Shares outstanding on a fully diluted basis (which means the number of Shares outstanding, together with all Shares which Isilon would be required to issue pursuant to any then outstanding warrants, options, restricted stock units and securities convertible or exchangeable into Shares but only to the extent then so exercisable, convertible or exchangeable, or to the extent exercisable, exchangeable or convertible as a result of the consummation of the Offer) (the “Minimum Condition”), (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated (the “Antitrust Condition”), and (iii) other conditions set forth in Annex A to the Merger Agreement.

Notwithstanding any other provision of the Offer, Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (relating to

Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if before the Offer expires the Minimum Condition or the Antitrust Condition shall not have been satisfied, or if any of the following conditions exist:

(i)	any governmental authority of competent jurisdiction shall have (i) enacted, issued or promulgated any law that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger, or (ii) issued or granted any order that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger (the “Illegality Condition”);

(ii)	any of the representations and warranties of Isilon set forth in the Merger Agreement (other than those representations and warranties referenced in paragraph (iii), (iv) or (v) below) shall not have been true and correct in all respects as of the date of the Merger Agreement and immediately prior to the expiration of the Offer with the same force and effect as if made on and as of each such date (unless such representation or warranty expressly relates to a specific date, in which case on and as of such specific date), except for any failure to be so true and correct which has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect (as defined in The Offer —Section 14— “Conditions of the Offer”), provided, however, that, for purposes of determining the accuracy of these representations and warranties, all materiality and “Company Material Adverse Effect” qualifications set forth in such representations and warranties shall be disregarded;

(iii)	any of the representations and warranties of Isilon set forth in the Merger Agreement regarding organization and good standing, corporate power and enforceability, requisite stockholder approval, non-contravention of organizational documents and receipt of financial advisor fairness opinions shall not be true and correct in all respects as of the date of the Merger Agreement and immediately prior to the expiration of the Offer with the same force and effect as if made on and as of each such date (unless such representation or warranty expressly relates to a specific date, in which case on and as of such specific date);

(iv)	any of the representations and warranties set forth in the Merger Agreement as to its capital structure shall not be true and correct in all respects (other than inaccuracies that would result in only a de minimis increase in the aggregate value of the consideration payable in the Offer and the Merger) as of the date of the Merger Agreement and immediately prior to the expiration of the Offer with the same force and effect as if made on and as of each such date (unless such representation or warranty expressly relates to a specific date, in which case on and as of such specific date);

(v)	any of the representations and warranties of Isilon set forth in the Merger Agreement as to the due authorization and ownership of equity interests of Isilon’s subsidiaries shall not be true and correct in all respects (other than inaccuracies that would result in the aggregate in only an insignificant effect on EMC’s or Isilon’s ownership or control of such subsidiaries or on the ability of EMC, Isilon or Isilon’s subsidiaries to own or control their assets or conduct their respective businesses) as of the date of the Merger Agreement and immediately prior to the expiration of the Offer with the same force and effect as if made on and as of each such date (unless such representation or warranty expressly relates to a specific date, in which case on and as of such specific date);

(vi)	Isilon shall have failed to perform in all material respects the obligations that are to be performed by Isilon under the Merger Agreement at or prior to the expiration of the Offer;

(vii)	a Company Material Adverse Effect (as defined in The Offer— Section 14— “Conditions of the Offer”) shall have arisen or occurred following the execution and delivery of the Merger Agreement that is continuing as of immediately prior to the expiration of the Offer;

(viii)	Isilon shall have failed to furnish EMC with a certificate signed on its behalf by its Chief Executive Officer or Chief Financial Officer to the effect that the conditions described in paragraphs (ii) through (vii) above shall have occurred and been satisfied;

(ix)	there shall be pending or overtly threatened any legal proceeding commenced by any governmental authority (as defined in the Merger Agreement) against Purchaser, EMC or Isilon (i) challenging the acquisition by EMC or Purchaser of any Shares pursuant to the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger, (ii) seeking to impose material limitations on the ability of Purchaser, or render Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger, (iii) seeking to impose limitations on the ability of Purchaser or EMC to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to Isilon’s stockholders or (iv) which otherwise would reasonably be expected to have a Company Material Adverse Effect (as defined in The Offer— Section 14— “Conditions of the Offer”) (the “Government Litigation Condition”); or

(x)	the Merger Agreement shall have been properly and validly terminated in accordance with its terms.

See The Offer—Section 14— “Conditions of the Offer”.

Isilon has advised us that as of November 15, 2010, there were 66,702,734 Shares outstanding, 4,598,518 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding employee stock options which have vested or will have vested immediately prior to the Expiration Date or vest upon a change of control and 86,490 Shares issuable pursuant to outstanding restricted stock units. Immediately prior to the commencement of the Offer, EMC beneficially owned 279,411 Shares representing approximately 0.4% of the outstanding Shares; however, EMC and Purchaser may be deemed to beneficially own an additional 30,292,415 Shares, representing 45.4% of the outstanding Shares as of November 15, 2010, as a result of a Tender and Voting Agreement that was entered into by certain stockholders of Isilon in connection with the Merger Agreement, pursuant to which such stockholders agreed to tender such Shares in the Offer. Based on the foregoing, Purchaser believes that the Minimum Condition would be satisfied if 35,414,460 Shares (including those required to be tendered pursuant to the Tender and Voting Agreement) are validly tendered and not withdrawn prior to expiration of the Offer (as it may be extended in accordance with the Merger Agreement).

In order to induce us to enter into the Merger Agreement, three of Isilon’s largest stockholders, Atlas Venture Fund V and affiliates, Sequoia Capital X and affiliates and Madrona Venture Fund 1-A, LP and affiliates (each, a “Significant Stockholder” and together, the “Significant Stockholders”) owning in the aggregate 30,292,415 Shares, or approximately 45.4% of the issued and outstanding Shares as of November 15, 2010, have entered into a Tender and Voting Agreement (the “Tender Agreement”), dated November 14, 2010, with EMC and Purchaser, pursuant to which the Significant Stockholders have, subject to certain limitations and exceptions, (i) agreed to tender 30,292,415 Shares (the “Tender Shares”), or approximately 45.4% of Isilon’s Shares outstanding as of November 14, 2010, into the Offer, (ii) agreed not to withdraw any Tender Shares tendered in the Offer, (iii) agreed to vote such Tender Shares in favor of the Merger Agreement and against any acquisition proposal other than the Merger and certain other related matters and (iv) granted to certain officers of EMC an irrevocable proxy to vote such Tender Shares in favor of the Merger Agreement and against any other acquisition proposal and certain other related matters. For a discussion of the Tender Agreement, see The Offer—Section 11—“Background of the Offer; Contacts with Isilon; The Merger Agreement—Other Arrangements.”

The purpose of the Offer and the Merger is to enable EMC to acquire control of, and the entire equity interest in, Isilon. Purchaser will, as soon as practicable after consummation of the Offer, consummate the Merger. Pursuant to the Merger, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by EMC, Purchaser, other subsidiaries of EMC or Isilon, all of which will be cancelled and extinguished, and other than Shares that are held by stockholders, if any, who properly exercise their appraisal rights under the General Corporation Law of the

State of Delaware (the “DGCL”)) will be cancelled and retired and converted into the right to receive the Offer Price. See The Offer—Section 12— “Purpose of the Offer; Plans for Isilon; Appraisal Rights—Appraisal Rights”.

Isilon has never paid a cash dividend on the Shares. If Purchaser acquires control of Isilon, Purchaser currently intends that no dividends will be declared on the Shares prior to the acquisition of the entire equity interest in Isilon.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1. Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the conditions set forth in the Offer (including, if the Offer is extended or amended in accordance with the Merger Agreement, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares that are validly tendered and not properly withdrawn by the Expiration Date in accordance with the procedures set forth in Section 4— “Withdrawal Rights”. The term “Expiration Date” means 12:00 Midnight, New York City time, on Friday, December 17, 2010, unless extended by Purchaser in accordance with the Merger Agreement, in which event “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire.

The Offer is subject to the conditions set forth in Section 14— “Conditions of the Offer”, which include, among other things, satisfaction of the Minimum Condition, the Antitrust Condition, the Illegality Condition and the Government Litigation Condition. If any condition is not satisfied, Purchaser may, subject to the terms of the Merger Agreement, (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in Section 4— “Withdrawal Rights”, retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date and not withdrawn or (iv) delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.

Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, and the terms of the Merger Agreement, Purchaser expressly reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer, in each case, by giving oral or written notice of such termination, waiver or amendment to the Depositary and by making a public announcement thereof, as described below. Rule 14e-1(c) under the Exchange Act requires Purchaser to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer.

Notwithstanding the foregoing, under the terms of the Merger Agreement, we may not, without the prior written consent of Isilon, (i) waive the Minimum Condition, the Antitrust Condition, or the Illegality Condition, (ii) change the form of the consideration payable in the Offer, (iii) decrease the Offer Price or the number of Shares sought pursuant to the Offer, (iv) extend the Offer, except as required or permitted by the terms of the Merger Agreement, (v) add to the conditions to the Offer described in Section 14— “Conditions of the Offer,” (vi) modify those conditions to make any of them more onerous, or (vii) make any other change in the terms or conditions of the Offer which is adverse to the holders of Shares.

Purchaser is required to extend the Offer: (i) for any period required by any law or order, or any rule, regulation, interpretation or position of the SEC or its staff or The NASDAQ Stock Market; or (ii) for one or more periods determined by Purchaser of up to 20 business days per extension if, at any scheduled expiration of the Offer, any of the Antitrust Condition, the Illegality Condition or the Government Litigation Condition is not satisfied or waived (if permitted under the Merger Agreement) (but, in the case of the Illegality Condition or the Government Litigation Condition, only to the extent that the failure of such condition to be satisfied or waived is as a result of a law, order or legal proceeding relating to applicable antitrust laws) or (iii) until 5:00 p.m. Pacific Time on the business day after the expiration of the three business day period following the delivery of a notice of a recommendation change by Isilon’s board of directors or a notice that Isilon has received a Superior Proposal (as defined below). In the event that any condition to the Offer (other than the Antitrust Condition, Illegality Condition or Government Litigation Condition) is not satisfied or waived (if permitted under the Merger Agreement) as of any then scheduled expiration of the Offer (but, in the case of the Illegality Condition or the Government Litigation Condition, only to the extent that the failure of such condition to be satisfied or waived is as a result of a law, order or legal proceeding relating to applicable antitrust laws), Purchaser may, at the discretion of Purchaser and EMC, extend the Offer for successive extension periods of between one and 20 business days each in order to permit the satisfaction of all such conditions to the Offer. Under the terms of the

Merger Agreement, neither EMC nor Purchaser is permitted to terminate or withdraw the Offer prior to the then scheduled expiration of the Offer unless the Merger Agreement is validly terminated in accordance with its terms, in which case Purchaser will (and EMC will cause Purchaser to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one business day) after such termination of the Merger Agreement.

During any extension of the initial offering period, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4— “Withdrawal Rights”.

If, subject to the terms of the Merger Agreement, Purchaser decreases the percentage of Shares being sought or increases or decreases the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer shall be extended until the expiration of such period of 10 business days. If, subject to the terms of the Merger Agreement, Purchaser makes any other material change in the terms of or information concerning the Offer or waive a material condition of the Offer, Purchaser will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response. “Business day” for SEC purposes means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

If, subject to the terms of the Merger Agreement, Purchaser extends the Offer, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, on Purchaser’s behalf, retain all Shares tendered, and such Shares may not be withdrawn except as provided in Section 4— “Withdrawal Rights”. Purchaser’s reservation of the right to delay acceptance for payment of or payment for Shares is subject to applicable law and the terms of the Merger Agreement, which requires that Purchaser pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, Purchaser will make a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

After the expiration of the Offer, if EMC and Purchaser collectively do not beneficially own at least 90% of the Shares then outstanding, Purchaser may, but is not required to, include a subsequent offering period of between three and 20 business days immediately following expiration of the Offer to permit additional tenders of Shares (a “Subsequent Offering Period”). Pursuant to Rule 14d-11 under the Exchange Act, Purchaser may include a Subsequent Offering Period so long as, among other things, (i) the Offer remains open for a minimum of 20 business days and has expired, (ii) Purchaser accepts and promptly pays for all Shares validly tendered during the Offer, (iii) Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 A.M., New York City time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period and (iv) Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. In addition, under Rule 14d-11 under the Exchange Act, Purchaser may extend any initial Subsequent Offering Period by any period or periods. No withdrawal rights apply to Shares tendered in a Subsequent Offering Period, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment. The same price paid in the Offer will be paid to stockholders tendering Shares in a Subsequent Offering Period, if one is included.

Purchaser does not currently intend to include a Subsequent Offering Period, although Purchaser reserves the right to do so. If Purchaser elects to include or extend a Subsequent Offering Period, Purchaser will make a public announcement of such inclusion or extension no later than 9:00 A.M., New York City time, on the next business day after the Expiration Date or date of termination of any prior Subsequent Offering Period.

Isilon has provided to Purchaser a copy of its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. Purchaser will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment; Payment

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment in accordance with the terms of the Merger Agreement), Purchaser will, promptly after the Expiration Date, accept for payment and pay for all Shares validly tendered before the Expiration Date and not withdrawn, subject to the satisfaction or waiver of the conditions described in Section 14— “Conditions of the Offer”. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, Purchaser reserves the right, in its reasonable discretion and subject to applicable law and the terms of the Merger Agreement, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer that are dependent upon the receipt of government approvals. For a description of Purchaser’s right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see Section 14— “Conditions of the Offer”. If Purchaser increases the consideration to be paid for Shares pursuant to the Offer, Purchaser will pay such increased consideration for all Shares purchased pursuant to the Offer.

Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from Purchaser and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”), (ii) a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see Section 3— “Procedure for Tendering Shares”. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

For purposes of the Offer, Purchaser shall be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer.

Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more wholly-owned subsidiaries of EMC the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at DTC), without expense to you, promptly following the expiration or termination of the Offer.

3. Procedure for Tendering Shares

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, (i) a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (a) certificates representing Shares tendered must be delivered to the Depositary or (b) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary has agreed to establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation”.

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each such financial institution, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser herewith, is received by the Depositary (as provided below) prior to the Expiration Date; and

•

the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which The NASDAQ Stock Market is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, it is recommended that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Other Requirements. Notwithstanding any provision hereof, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will Purchaser pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment.

Binding Agreement. Purchaser’s acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Purchaser’s designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Isilon, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in Purchaser’s opinion, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of EMC, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4. Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Date. Such Shares may also be withdrawn at any time on or after January 17, 2011 unless theretofore accepted for payment as provided herein.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3— “Procedures for Tendering Shares”, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates. If you tender Shares by giving instructions to a broker, bank or other nominee, you must instruct the broker, bank or other nominee to arrange for the withdrawal of your Shares.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of EMC, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in Section 3— “Procedures for Tendering Shares” at any time prior to the Expiration Date.

If, subject to the terms of the Merger Agreement, Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under this Offer, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 before the Expiration Date or at any time on or after January 17, 2011 unless theretofore accepted for payment as provided herein. If the Antitrust Condition has not been satisfied prior to the Expiration Date and the Antitrust Condition continues not to be satisfied following January 17, 2011, tendering stockholders may exercise withdrawal rights following the procedures described in this Section 4.

In the event Purchaser provides a Subsequent Offering Period (as described in more detail in Section 1— “Terms of the Offer”) following the Offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares tendered in the Offer and accepted for payment.

5. Material United States Federal Income Tax Consequences

The following summary describes material U.S. federal income tax consequences to holders of Shares with respect to the disposition of Shares pursuant to the Offer. It addresses only holders that hold Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). The following summary does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, mutual funds, insurance companies, tax-exempt entities, qualified retirement plans or other tax deferred accounts, holders that own or have owned more than 5% of any class of Isilon stock by vote or value (whether such stock is or was actually or constructively owned), regulated investment companies, common trust funds, holders subject to the alternative minimum tax, corporations that accumulate earnings to avoid U.S. federal income tax, persons holding Shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, holders that have a “functional currency” other than the U.S. dollar, U.S. expatriates, and persons that acquired Shares in a compensation transaction. In addition, this summary does not address persons that hold an interest in a partnership or other pass-through entity that holds Shares, or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction or other U.S. federal tax considerations (e.g., estate or gift tax) other than those pertaining to the income tax.

The following is based on the Code, Treasury regulations promulgated thereunder (“Treasury Regulations”), and administrative rulings and court decisions, in each case as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect.

As used herein, the term “U.S. Holder” means a beneficial owner of Shares that is (i) a citizen or individual resident of the U.S., (ii) a corporation (or an entity classified as a corporation for U.S. federal tax purposes) created or organized in or under the laws of the U.S. or any political subdivision thereof, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a U.S.

court is able to exercise primary supervision over its administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of its substantial decisions or (b) it has properly elected under applicable Treasury Regulations to continue to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. Holder and is not an entity classified as a partnership for U.S. federal tax purposes.

The tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal tax purposes) may depend on both the partnership’s and the partner’s status. Partnerships that are beneficial owners of Shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax considerations applicable to them with respect to the disposition of Shares pursuant to the Offer.

This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular holder. Holders should consult their own tax advisors regarding the tax considerations applicable to them in their particular circumstances.

U.S. Holders

A U.S. Holder that disposes of Shares pursuant to the Offer generally will recognize capital gain or loss equal to the difference between the amount of cash that the U.S. Holder is entitled to receive pursuant to the Offer and the U.S. Holder’s adjusted tax basis in the Shares disposed of pursuant to the Offer. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) disposed of pursuant to the Offer. Capital gain of a non-corporate U.S. Holder derived with respect to a disposition of Shares in which the U.S. Holder has a holding period exceeding one year generally will be long-term capital gain. The deductibility of capital loss is subject to limitations. U.S. Holders should consult their own tax advisors regarding such limitations.

Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on the disposition of Shares pursuant to the Offer provided that (i) the gain is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the U.S. and (ii) in the case of a Non-U.S. Holder that is an individual, such Non-U.S. Holder is not present in the U.S. for 183 days or more in the taxable year of the disposition.

Information Reporting and Backup Withholding Tax

If certain information reporting requirements are not met, a holder may be subject to backup withholding tax on proceeds received on the disposition of Shares pursuant to the Offer. Backup withholding tax is not an additional tax. A holder subject to the backup withholding tax rules will be allowed a credit of the amount withheld against such holder’s U.S. federal income tax liability and, if backup withholding tax results in an overpayment of U.S. federal income tax, such holder may be entitled to a refund, provided that the requisite information is correctly furnished to the Internal Revenue Service in a timely manner. Holders should consult their own tax advisors regarding the information reporting and backup withholding tax rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES TO HOLDERS OF SHARES WITH RESPECT TO THE DISPOSITION OF SHARES PURSUANT TO THE OFFER. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

6. Price Range of Shares; Dividends

According to Isilon’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “Isilon 10-K”), the Shares have traded on The NASDAQ Stock Market under the symbol “ISLN” since December 14, 2006, the date of Isilon’s initial public offering. The following table sets forth, for the calendar quarters indicated, the high and low sales prices per Share on The NASDAQ Stock Market as reported in the Isilon 10-K with respect to periods occurring in 2008 and 2009 and as reported by published financial sources with respect to periods occurring in 2010:

Fiscal Year	High	Low
2008:
First Quarter	$6.10	$4.51
Second Quarter	$5.49	$4.43
Third Quarter	$5.15	$3.70
Fourth Quarter	$4.44	$2.31
2009:
First Quarter	$3.83	$1.86
Second Quarter	$4.61	$2.08
Third Quarter	$6.89	$3.85
Fourth Quarter	$7.18	$5.14
2010:
First Quarter	$8.90	$6.15
Second Quarter	$15.50	$8.40
Third Quarter	$25.94	$12.02
Fourth Quarter (through November 18, 2010)	$33.91	$22.25

Isilon has never paid a cash dividend on the Shares. If Purchaser acquires control of Isilon, Purchaser currently intends that no dividends will be declared on the Shares prior to the acquisition of the entire equity interest in Isilon.

On November 12, 2010, the last full trading day before the announcement of Purchaser’s intention to commence the Offer, the last reported sales price of the Shares reported on The NASDAQ Stock Market was $26.29 per share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

7. Possible Effects of the Offer on the Market for the Shares; Stock Listing; Registration under the Exchange Act; Margin Regulations

Possible Effects of the Offer on the Market for the Shares. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than those properly exercising their appraisal rights) will receive cash in an amount equal to the Offer Price, without interest and less applicable withholding taxes. Therefore, if the Merger takes place and you do not exercise appraisal rights, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier. If, however, the Merger does not take place and the Offer is consummated, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer.

Stock Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued inclusion in The NASDAQ Stock Market. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continuing inclusion in The NASDAQ

Stock Market, the market for the Shares could be adversely affected. The NASDAQ Stock Market publishes guidelines under which the Shares would not meet the criteria for continued inclusion in The NASDAQ Stock Market if, among other things, Isilon does not meet the requirements for the number of publicly held Shares, the aggregate market value of the publicly held Shares or the number of market makers for the Shares. Purchaser will seek to cause the listing on The NASDAQ Stock Market to be discontinued as soon after consummation of the Offer as the requirements for termination of the listing are met.

If The NASDAQ Stock Market were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations of the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, and other factors.

Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Isilon to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Isilon to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholders’ meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. Furthermore, “affiliates” of Isilon and persons holding “restricted securities” of Isilon may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or reporting on The NASDAQ Stock Market. Purchaser will seek to cause Isilon to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning Isilon

The information concerning Isilon contained in this Offer to Purchase has been furnished by Isilon or its representatives or has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of EMC, Purchaser, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by Isilon to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to EMC, Purchaser, the Information Agent or the Depositary.

According to the Isilon 10-K, Isilon is a Delaware corporation incorporated on January 24, 2001. Isilon completed its initial public offering on December 14, 2006. The principal executive offices of Isilon are located at 3101 Western Ave., Seattle, Washington and its telephone number is (206) 315-7500. Its website address is www.isilon.com. According to the Isilon 10-K, Isilon provides scale-out Network Attached Storage (“NAS”) systems—combining its proprietary OneFS® operating system software and unique clustered architecture—for file-based data, including video, audio, digital images, computer models, PDF files, scanned images, reference information, test and simulation data, and other file-based information. Isilon designed and developed its scale-out NAS solutions specifically to address the needs of storing and managing file-based data.

Additional Information. Isilon is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Isilon is required to disclose in such proxy statements certain information, as of particular dates, concerning Isilon’s directors and officers, their remuneration, stock options granted to them, the principal holders of Isilon’s securities and any material interest of such persons in transactions with Isilon. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, DC 20549. Copies of such material can also be obtained free of charge at the web site maintained by the SEC at http://www.sec.gov.

9. Certain Information Concerning Purchaser and EMC

Purchaser is a Delaware corporation incorporated on November 12, 2010, with principal executive offices at 176 South Street, Hopkinton, Massachusetts 01748. The telephone number of Purchaser’s principal executive offices is (508) 435-1000. To date, Purchaser has engaged in no activities other than those incident to its formation and the Offer and the Merger. Purchaser is a wholly-owned subsidiary of EMC.

EMC is a Massachusetts corporation incorporated on October 29, 1986, with principal executive offices at 176 South Street, Hopkinton, Massachusetts 01748. The telephone number of EMC’s principal executive offices is (508) 435-1000. EMC develops, delivers and supports the information technology industry’s broadest range of information infrastructure and virtual infrastructure technologies and solutions. EMC’s Information Infrastructure business provides a foundation for customers to manage and secure their vast and ever-increasing quantities of information, automate their data center operations, reduce power and cooling costs, and leverage critical information for business agility and competitive advantage. EMC’s Information Infrastructure business comprises three segments—Information Storage, Information Intelligence Group and RSA Information Security. EMC’s VMware Virtual Infrastructure business, which is represented by EMC’s majority equity stake in VMware, Inc. (“VMware”), is the leading provider of virtualization infrastructure software solutions from the desktop to the data center and to the cloud. VMware’s virtualization infrastructure software solutions run on industry-standard desktop computers and servers and support a wide range of operating system and application environments, as well as networking and storage infrastructures.

The name, business address, current principal occupation or employment, five year material employment history and citizenship of each director and executive officer of EMC and Purchaser and certain other information are set forth on Schedule I hereto.

EMC made the following purchases of Shares through ordinary brokerage transactions at prevailing market prices:

Date of Transaction	Number of Shares Purchased	Average Price per Share Paid
August 23, 2010	279,411	$19.95

Immediately prior to the commencement of the Offer, EMC beneficially owned 279,411 Shares representing approximately 0.4% of the outstanding Shares; however, EMC and Purchaser may be deemed to beneficially own 30,292,415 Shares, representing 45.4% of the outstanding Shares as of November 15, 2010, as a result of a Tender and Voting Agreement that was entered into by certain stockholders of Isilon in connection with the Merger Agreement, pursuant to which such stockholders agreed to tender such Shares. Isilon has advised us that as of November 15, 2010, there were 66,702,734 Shares outstanding, 4,264,432 Shares issuable upon or otherwise deliverable in connection with the exercise of outstanding vested employee stock options and 86,490 Shares issuable pursuant to outstanding restricted stock units. Based on the foregoing, the Shares that EMC beneficially owns represent approximately 45.8% of the outstanding Shares, including those required to be tendered pursuant to the Tender and Voting Agreement.

None of EMC, Purchaser or, to the knowledge of EMC or Purchaser after reasonable inquiry, any of the persons listed in Schedule I, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase or in Schedule I: (i) none of EMC, Purchaser or, to the knowledge of EMC or Purchaser after reasonable inquiry, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of EMC, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Isilon; (ii) none of EMC, Purchaser or, to the knowledge of EMC or Purchaser after reasonable inquiry, any of the persons referred to in clause (i) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Isilon during the past 60 days; (iii) none of EMC, Purchaser, their subsidiaries or, to the knowledge of EMC or Purchaser after reasonable inquiry, any of the persons listed in Schedule I, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of Isilon (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations); (iv) in the past two years, there have been no transactions that would require reporting under the rules and regulations of the SEC between any of EMC, Purchaser, their subsidiaries or, to the knowledge of EMC or Purchaser after reasonable inquiry, any of the persons listed in Schedule I, on the one hand, and Isilon or any of its executive officers, directors or affiliates, on the other hand; and (v) in the past two years, there have been no negotiations, transactions or material contacts between any of EMC, Purchaser, their subsidiaries or, to the knowledge of EMC or Purchaser after reasonable inquiry, any of the persons listed in Schedule I, on the one hand, and Isilon or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Isilon’s securities, an election of Isilon’s directors or a sale or other transfer of a material amount of assets of Isilon. For a discussion of the exceptions to the foregoing, see Section 11— “Background of the Offer; Contacts with Isilon; The Merger Agreement” and Section 12— “Purpose of the Offer; Plans for Isilon; Appraisal Rights.

Purchaser does not believe its financial condition is relevant to the decision whether to tender Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) the Offer is not subject to any financing condition, (iii) if the Offer is consummated, Purchaser intends to acquire all remaining Shares for the same cash price in the Merger, and (iv) EMC has, and will arrange for Purchaser, or an affiliate of EMC paying on Purchaser’s behalf, to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and for Purchaser to acquire the remaining outstanding Shares in the Merger.

Additional Information. EMC is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. EMC is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with EMC. Such reports, proxy statements and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to Isilon in Section 8— “Certain Information Concerning Isilon—Additional Information”.

10. Source and Amount of Funds

EMC currently owns 279,411 Shares. Purchaser estimates that it will need approximately $2.4 billion to purchase all remaining Shares pursuant to the Offer, to cash out restricted stock units issued by Isilon and options to purchase shares of Isilon common stock (“Company Options”) which are vested (and Company Options that vest as a result of the Offer and the Merger) and to pay related fees and expenses. As of September 30, 2010, EMC had cash and cash equivalents and short-term investments in the amount of approximately $6.6 billion. EMC expects to have sufficient cash on hand at the expiration of the Offer to pay the Offer Price for all Shares in the Offer and at the effective time of the Merger to pay the Offer Price for all remaining Shares not held by EMC and its wholly-owned subsidiaries (including Purchaser). The Offer is not subject to any financing condition.

11. Background of the Offer; Contacts with Isilon; The Merger Agreement

Background of the Offer; Contacts with Isilon. As part of the continuous evaluation of its businesses and plans, EMC regularly considers a variety of strategic options and transactions.

During the spring of 2010, a representative of EMC contacted the Chief Executive Officer of Isilon, Sujal Patel, to request an initial meeting to explore a possible commercial relationship between the two companies. On April 6, 2010, Mr. Patel and certain senior employees of Isilon met with Richard Napolitano, President of the Unified Storage Division of EMC and certain other EMC representatives. Over the following months and through the summer of 2010, Isilon and EMC explored a potential original equipment manufacturer (“OEM”) arrangement between the two companies and several discussions and meetings were held in order to, among other things, assess technological fit between the two companies’ products and discuss a potential business framework for such a relationship. In order to facilitate such discussions, EMC and Isilon entered into a mutual confidentiality agreement on May 13, 2010 for the purpose of exploring a potential OEM relationship and at various points during this period, EMC and Isilon exchanged certain information and held various technical due diligence sessions.

On August 3, 2010, Mr. Napolitano had a telephone conversation with Mr. Patel, during which Mr. Napolitano proposed that they meet with Patrick P. Gelsinger, President and Chief Operating Officer, EMC Information Infrastructure Products, in late August.

On August 26, 2010, Mr. Napolitano and Mr. Gelsinger met with Mr. Patel and discussed trends in the storage sector and the technology industry generally. On the morning of August 27, Mr. Napolitano, Mr. Gelsinger and Harry L. You, Executive Vice President, Office of the Chairman of EMC, met with Mr. Patel and Eric Brodersen, Senior Vice President of Marketing and Business Development of Isilon, at Isilon’s offices in Seattle. During that meeting, Mr. You proposed and discussed with Mr. Patel a range of possible strategic relationships, including a possible acquisition of all of the outstanding common stock of Isilon, as well as an OEM distribution relationship. No price with respect to an acquisition was proposed by representatives of EMC at that time.

Because Isilon requested a broader mutual confidentiality agreement more appropriate for discussions regarding a potential change of control transaction, over the course of the weekend of August 28 and 29, 2010, representatives for the respective companies negotiated the terms of such confidentiality agreement, including the “standstill” and non-solicitation provisions. Following the finalization and execution of the confidentiality agreement on August 29, 2010, the respective technical teams from EMC and Isilon engaged in preliminary due diligence sessions in Seattle.

On September 1, 2010, Mr. You spoke with Mr. Patel via telephone to discuss the possibility of business combination between the two companies. Mr. You and Mr. Patel also continued to discuss the possibility of an OEM arrangement between the two companies.

On September 6, 2010, Mr. You telephoned Mr. Patel to let him know that an acquisition proposal for Isilon was forthcoming. On the morning of September 7, 2010, Mr. Patel received from Mr. You a copy of a non-binding indication of interest letter from EMC proposing an acquisition of all of Isilon’s outstanding stock in a cash-out merger transaction at an anticipated acquisition price of $27.50 per share in cash. EMC’s indication of interest was subject to an opportunity to complete an appropriate due diligence review of Isilon, the negotiation of a mutually acceptable acquisition agreement and the receipt of any requisite corporate approvals by each party, but was expressly not subject to a financing condition. The indication of interest letter also requested Isilon’s to negotiate exclusively with EMC for a period of 60 days (or until a definitive agreement was reached).

On September 18, 2010, a representative of Qatalyst Partners LP, one of Isilon’s financial advisors (“Qatalyst”) held a telephone conversation with Mr. You, during which Mr. You was informed that the board of directors of Isilon was not willing to proceed at $27.50 per share. During that conversation, such representative and Mr. You discussed the feedback of the Isilon board of directors on EMC’s indication of interest and both concluded that further discussions were necessary. No revised proposal was made by EMC during the conversation.

Following that conversation, on September 20, 2010, Mr. You forwarded to a representative of Qatalyst a due diligence list of threshold technology issues that Mr. You indicated needed to be answered as a threshold matter in order for EMC to be able to support a higher valuation than was currently proposed. On September 23, 2010, representatives from EMC met with representatives of Isilon in Seattle to conduct further due diligence based on the list of issues forwarded by Mr. You.

On September 24, Mr. Patel, Mr. Broderson and other Isilon executives, along with representatives from Isilon’s financial advisors held a meeting by conference call with various executives of EMC to discuss Isilon’s company history, organization and resources, products, sales and marketing efforts, go-to-market strategy and financial statements.

On October 2, 2010, EMC submitted to Isilon a revised non-binding indication of interest letter proposing an acquisition of all of the outstanding stock of Isilon in a cash-out merger transaction at an anticipated acquisition price of $30.00 per share in cash. EMC’s indication of interest was again subject to Isilon’s agreement to an exclusive negotiation period for a period of 30 days (or until a definitive agreement was reached), but was expressly not subject to a financing condition, and indicated that EMC was prepared to move quickly to complete due diligence and to draft definitive acquisition documents.

On October 4, 2010, representatives from Qatalyst informed Mr. You that EMC’s October 2nd proposal remained insufficient but that the board would consider a proposal at $36.00 per share in cash. Over the course of the next two weeks, Mr. You continued to have telephone conversations with Isilon’s financial advisors concerning possible terms of a transaction between the companies.

On October 14, 2010, representatives of both Qatalyst and Morgan Stanley had separate conversations with Mr. You, during which he indicated that EMC’s due diligence was substantially complete and that EMC might be able to support a price of $33.00 per share in cash. Mr. Patel proposed to Mr. You that a meeting with Mr. Joseph M. Tucci, Chairman of the Board of Directors, President and Chief Executive Officer of EMC, to discuss the momentum in Isilon’s business and the benefits to both companies of a potential combination might be helpful in coming to an agreement on price.

On October 15, 2010, Mr. Patel met with Mr. Tucci and John R. Egan, Director and Chairman of EMC’s Mergers and Acquisitions Committee, Mr. You and Mr. Napolitano in Hopkinton, Massachusetts. At that meeting, Mr. Patel discussed with Mr. Tucci and the other representatives of EMC, Isilon’s continued strong performance and his confidence in the continued momentum in Isilon’s business, as well as potential synergies between the two companies. Mr. Patel reiterated to EMC the Isilon board of directors’ willingness to consider a proposal at $36.00 per share in cash. At the meeting, members of EMC senior management suggested that their consideration of any higher valuation would benefit from an additional due diligence session. Mr. Patel and Mr. Tucci agreed that if agreement could be reached on price, it would be beneficial if a transaction could be announced in conjunction with Isilon’s scheduled earnings announcement on October 21, 2010.

Later that day, representatives of Wilson Sonsini Goodrich & Rosati Professional Corporation (“Wilson Sonsini”), Isilon’s counsel, provided a representative of Qatalyst with a draft of an agreement and plan of merger contemplating the acquisition of Isilon by EMC by means of a tender offer followed by a second-step merger, as well as a set of disclosure schedules to such merger agreement, which Qatalyst then provided to Mr. You. The draft merger agreement did not contain a proposed purchase price.

On October 17, 2010, further technical due diligence sessions were held in Seattle between representatives of Isilon and representatives of EMC. During that weekend, further discussions between Mr. Patel and certain senior executives at EMC ensued and, to the extent that an agreement could be reached on price, both parties expressed a mutual desire to continue to attempt to agree on and execute definitive agreements relating to a transaction by October 21, 2010.

From October 15th through October 19th, 2010, representatives of Isilon, Wilson Sonsini, EMC and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), EMC’s counsel, had a number of discussions and correspondence with respect to the terms of a possible transaction, focusing primarily on provisions of the draft merger agreement and exchanging drafts of that document with one another reflecting their respective comments. During that time, no agreement was reached with respect to price.

On October 20, 2010, Mr. You called Mr. Patel to inform him that EMC had determined not to proceed with a transaction at that time.

On October 27, 2010, Mr. You contacted Mr. Patel requesting further technical due diligence meetings. Those meetings were scheduled and held on November 1, 2010 in Seattle among representatives of Isilon and EMC.

On November 12, 2010, EMC’s board of directors held a special meeting to discuss the potential transaction with Isilon. The Board authorized management to deliver definitive documentation, executed by EMC, contemplating an acquisition by EMC of Isilon for $32.50 per share. The EMC board of directors further delegated authority to Mr. Egan and David Strohm, EMC’s Lead Director and member of its Mergers and Acquisitions Committee, to approve the final terms of the transaction.

On November 12, 2010, Mr. Tucci and Mr. You called Mr. Patel to notify him that they would be delivering a letter and definitive documentation, executed by EMC, contemplating an acquisition by EMC of Isilon for $32.50 per share. Mr. Tucci noted that the offer was subject to further due diligence by EMC over the following days, the execution by Isilon of the proposed merger agreement and the execution by Isilon’s three largest stockholders of a proposed tender and voting agreement, each by 5:00 p.m. Eastern Time on November 14, 2010, stressing the importance of reaching agreement quickly given reports in the marketplace regarding a potential transaction between EMC and Isilon.

Following that conversation and after the market close on November 12, 2010 EMC transmitted a letter proposing an acquisition of all of the outstanding stock of Isilon in a cash-out merger transaction at a price of $32.50 per share, together with an execution version of an agreement and plan of merger with a set of disclosure schedules attached and an execution version of a tender and voting agreement, in each case signed by EMC. The letter specified that EMC’s board of directors had unanimously approved the offer contained in the letter and the terms of the enclosed merger agreement. The letter further indicated that EMC expected to be able to close the tender offer by the end of the year.

After receipt of those offer documents, representatives of Skadden Arps forwarded to representatives of Wilson Sonsini marked drafts of the merger agreement and a tender and voting agreement showing changes against the drafts of those documents that Wilson Sonsini had prepared on October 18, 2010 prior to the cessation of negotiations between the parties.

Later that night, Mr. Patel called Mr. Tucci to inform Mr. Tucci that Isilon’s board of directors had determined not to proceed at the price proposed by EMC and requested that EMC increase its price to at least $35.00 per share. Mr. Tucci informed Mr. Patel that he did not have authority from his board of directors at $35.00 per share.

After discussions with representatives of Skadden Arps, Wilson Sonsini transmitted the further revised draft of the merger agreement to Skadden Arps and EMC on the morning of November 13, 2010.

On November 13, 2010, Mr. You called Mr. Patel to discuss a transaction price, and both parties agreed to return to their respective boards and committees supportive of a price of $33.85 per share in cash, subject to requisite board approval and negotiation of acceptable definitive documentation. In addition, Mr. You and Mr. Patel discussed the process of the plan for the announcement of the transactions contemplated by the merger agreement.

During the evening of November 13, 2010, representatives of Wilson Sonsini and Skadden Arps engaged in a number of discussions on the terms of the merger agreement in an effort to resolve as many of the open items as possible. At the conclusion of the day, the negotiation of the definitive merger agreement and tender and voting agreement was substantially complete. Mr. Egan and Mr. Strohm, acting pursuant to the delegation of authority from the EMC Board of Directors, had a telephonic meeting later that evening and approved the terms of the transaction.

On November 14, 2010, a further conference call was conducted with Mr. Patel, Mr. You, each company’s respective in-house counsel and a representative from each of Wilson Sonsini and Skadden Arps to discuss the remaining open issues relating to the merger agreement. Shortly after the conference call, Mr. You telephoned Mr. Patel. After a brief discussion the parties came to agreement, subject to Isilon’s board approval, on the remaining terms of the merger agreement.

The Merger Agreement and the Tender Agreement were signed on the evening of November 14, 2010, and the proposed transaction was publicly announced on the morning of November 15, 2010.

Isilon’s Solicitation/Recommendation Statement on Schedule 14D-9, which will be filed by Isilon with the SEC and mailed to Isilon’s stockholders, includes additional information on the background, negotiations and other activities related to potential transactions involving Isilon and companies other than EMC. See the section titled “Background” in Item 4 of the Schedule 14D-9.

The Merger Agreement.

This section of the Offer to Purchase describes certain provisions of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is filed as an exhibit to the current report on Form 8-K filed by EMC on November 16, 2010 and is incorporated herein by reference. You are urged to read the full text of the Merger Agreement because it is the legal document that governs the Offer and the Merger. The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 9— “Certain Information Concerning Purchaser and EMC—Additional Information”.

The Merger Agreement provides that following the satisfaction or waiver of the conditions described below under “Conditions to the Merger,” Purchaser will be merged with and into Isilon, and each then outstanding Share (other than Shares owned by EMC, Purchaser or Isilon, or by any wholly-owned subsidiary of EMC, Purchaser or Isilon, or the Shares that are held by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon.

The Offer. The Merger Agreement provides that the Offer shall be conducted on the terms and subject to the conditions described in Section 1— “Terms of the Offer” and Section 14— “Conditions of the Offer.”

Recommendation. Under the terms of the Merger Agreement, Isilon represents to EMC and Purchaser in the Merger Agreement that the Isilon Board unanimously (a) determined that the Merger Agreement is advisable,

(b) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, taken together, are at a price and on terms that are in the best interests of Isilon and its stockholders, (c) approved the Merger Agreement and the transactions contemplated thereby, and (d) recommends that Isilon’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by the applicable provisions of Delaware law, adopt the Merger Agreement. For a description of the circumstances in which the Isilon Board may change its recommendation, see “Change of Recommendation” below.

Vote Required to Adopt Merger. Delaware law provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, a subsequent offering period (if any), exercise of the Top-Up Option (as defined below) or otherwise, Purchaser directly or indirectly owns at least 90% of the Shares, EMC could, and (subject to the satisfaction or waiver of the conditions to its obligations to effect the Merger contained in the Merger Agreement) is obligated under the Merger Agreement to effect the Merger without prior notice to, or any action by, any other stockholder of Isilon, if permitted to do so under the Delaware law. Even if we do not own 90% of the outstanding Shares following consummation of the Offer and any subsequent offering period, we could seek to purchase additional Shares in the open market, from Isilon or otherwise in order to reach the 90% threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the Top-Up Option, may be greater or less than that paid in the Offer. In addition, pursuant to the terms of the Merger Agreement, following our initial acceptance for payment of Shares pursuant to the Offer (the “Appointment Time”) but prior to the Effective Time or the termination of the Merger Agreement, if the Minimum Condition is satisfied but we acquire less than 90% of the Shares outstanding, we could exercise our Top-Up Option to own 100 shares more than 90% of the Shares then outstanding, taking into account those Shares outstanding after the exercise of the Top-Up Option, calculated on a fully diluted basis. The price per Share payable under the Top-Up Option would be equal to the Offer Price.

Top-Up Option. Pursuant to the terms of the Merger Agreement following the Appointment Time, if the Minimum Condition is satisfied but we acquire less than 90% of the Shares outstanding, we would have the option (the “Top-Up Option”) to purchase from Isilon, subject to certain limitations, up to a number of additional Shares (the “Top-Up Option Shares”) sufficient to cause Purchaser to own 100 Shares more than 90% of the Shares then outstanding on a fully-diluted basis (assuming the issuance of the Top-Up Option Shares) at a price per share equal to the Offer Price. Pursuant to the terms of the Merger Agreement, the Top-Up Option would be exercisable at any one time after the Appointment Time and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms. Moreover, the Merger Agreement provides that the Top-Up Option would not be exercisable unless immediately after such exercise, EMC, Purchaser and any of EMC’s wholly-owned subsidiaries would beneficially own more than 90% of the number of shares then outstanding or to the extent that the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued Shares or if any applicable law or any applicable order prohibits the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares.

The purchase price may be paid by Purchaser, at its election, either in cash or in cash in an amount equal to the aggregate par value of the purchased Top-Up Option Shares and by executing and delivering to Isilon a full recourse promissory note having a principal amount equal to the remainder of the purchase price. Any such promissory note will bear interest at a rate per annum equal to the prime lending rate prevailing during the period in which any portion of the principal amount of such promissory note remains outstanding, as published in The Wall Street Journal, calculated on a daily basis on the outstanding principal amount of such promissory note from the date such promissory note is originally issued until the date of payment in full of such promissory note, and may be prepaid without premium or penalty. The unpaid principal amount and accrued interest under the promissory note will immediately become due and payable in the event that (x) Purchaser fails to make any payment of interest on the promissory note as provided therein and such failure continues for a period of 30 days or (y) Purchaser files any petition under any bankruptcy or insolvency law or makes a general assignment for the benefit of creditors. Under the terms of the Merger Agreement, the parties would agree to use their reasonable best efforts to consummate the Merger in accordance with the short-form merger provisions of Section 253 of the DGCL as close in time as possible to (including, to the extent possible, the same day as) the issuance of the Top-Up Option Shares. In any event, if we acquire at least 90% of the issued and outstanding Shares entitled to vote on the adoption of the Merger Agreement, we would effect the Merger under the “short-form” merger provisions of the DGCL. Stockholders who have not sold their Shares in the Offer would have certain appraisal rights with respect to the merger under the applicable provisions of the DGCL, if those rights are perfected.

Stockholder Meeting. The Merger Agreement provides that Isilon will, if the approval of the Merger Agreement by Isilon’s stockholders is required by the applicable provisions of Delaware law in order to consummate the Merger, hold a meeting of its stockholders for the purpose of approving the Merger Agreement as promptly as practicable after the Appointment Time and the end of any Subsequent Offering Period.

Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver of the following conditions: (i) if required by applicable Delaware law, the Merger Agreement shall have been adopted by the affirmative vote of the holders of a majority of the Shares; (ii) Purchaser shall have accepted for payment and paid for all of the Shares validly tendered and not withdrawn pursuant to the Offer; and (iii) no governmental authority of competent jurisdiction shall have (a) enacted, issued or promulgated any law that is in effect and has the effect of making the Merger illegal in any jurisdiction in which Isilon has material business or operations or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction in which Isilon has material business or operations, or (b) issued or granted any order that has the effect of making the Merger illegal in any jurisdiction in which Isilon has material business or operations or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction in which Isilon has material business or operations.

Charter and Bylaws. Pursuant to the terms of the Merger Agreement, at the Effective Time, the certificate of incorporation of Isilon will be amended and restated in its entirety to read identically to the certificate of incorporation of Purchaser as in effect immediately prior to the Effective Time (except that the certificate of incorporation will be amended so that the name of the surviving corporation will be “Isilon Systems, Inc.”). Also at the Effective Time, the bylaws of Purchaser, as in effect immediately prior to the Effective Time, except as to the name of the surviving corporation, which will be “Isilon Systems, Inc.”, shall become the bylaws of the surviving corporation.

Conversion of Shares. Pursuant to the terms of the Merger Agreement, each Share outstanding immediately prior to the Effective Time (other than (A) Shares owned by EMC, Purchaser or Isilon, or by any direct or indirect wholly-owned subsidiary of EMC, Purchaser or Isilon, and (B) any Shares held by stockholders who properly demand and perfect appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of EMC, Purchaser, Isilon or the holder, be converted at the Effective Time into the right to receive the consideration to be paid in the Merger, which consideration shall equal the Offer Price, payable to such holder upon surrender of the certificate formerly representing such Shares, without interest and less any required withholding taxes. At the Effective Time, each Share owned by EMC, Purchaser or Isilon, or by any direct or indirect wholly-owned subsidiary of EMC, Purchaser or Isilon shall be canceled, and no payment or distribution will be made with respect to such Shares. At the Effective Time, each share of Purchaser’s common stock issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of common stock of the surviving corporation.

Stock Options, Restricted Stock Unit and Isilon’s Employee Stock Purchase Plans. The Merger Agreement provides that EMC will not assume any options to purchase shares of Isilon common stock (“Company Options”) that are outstanding and vested, including options that vest in connection with the transactions contemplated by the Merger Agreement (the “Vested Company Options”). Each Vested Company Option will be cancelled and terminated as of the Effective Time and in consideration of such cancellation, each holder of such Vested Company Option shall be paid promptly following the Effective Time an amount in cash (without interest), if any, equal to the product of (x) the aggregate number of Shares that were issuable upon exercise of such Vested Company Option immediately prior to the Effective Time, and (y) the Offer Price, less the per share exercise price of such Vested Company Option.

EMC will assume any Company Options that are outstanding and unvested at the Effective Time (each, an “Assumed Option”). Each Assumed Option will (a) be converted into an option to acquire that number of shares of EMC common stock equal to the product obtained by multiplying (i) the number of shares of Isilon common stock subject to such Assumed Option as of immediately prior to the Effective Time and (ii) the Option Exchange Ratio (as defined below), rounded down to the nearest whole share of EMC common stock, and (b) have an exercise price per share equal to the quotient obtained by dividing (i) the per share exercise price of Isilon common stock, by (ii) the Option Exchange Ratio (which price per share shall be rounded up to the nearest whole cent). Each Assumed Option shall otherwise be subject to the same terms and conditions (including as to vesting and exercisability) as were applicable under the related unvested Isilon option immediately prior to the Effective Time.

The Merger Agreement defines the term “Option Exchange Ratio” as the fraction determined by dividing the merger consideration by the volume weighted average per share price of EMC common stock on the New York Stock Exchange for the ten trading days immediately preceding (but not including) the date on which the Effective Time occurs, rounded to four decimal places.

With respect to Company Options that are partially vested and partially unvested, the vested portion shall be treated as a separate Vested Company Option and the unvested portion as a separate Assumed Option.

The Merger Agreement provides that EMC will not assume any restricted stock units issued by Isilon (“Company RSU”). Except as otherwise agreed to by EMC and a holder of a Company RSU, Isilon has agreed to take such action as may be necessary so that (i) all Company RSU’s which are outstanding, whether or not vested, immediately prior to the Effective Time will be cancelled, and (ii) in consideration of such cancellation, each holder will be paid an amount in cash promptly following the Effective Time, without interest, equal to the product obtained by multiplying (x) the aggregate number of Shares represented by such Company RSU (assuming full vesting of such Company RSU) by (y) the Offer Price.

The Merger Agreement provides that Isilon’s 2006 Employee Stock Purchase Plan will be terminated immediately following the Appointment Time. Isilon has agreed to take all actions necessary to cause the rights of participants in Isilon’s 2006 Employee Stock Purchase Plan with respect to any offering period then underway to be determined by treating the last business day prior to, or if more administratively advisable, the last payroll date of Isilon immediately prior to the Appointment Time, as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the shortened and final offering period but otherwise treating such shortened and final offering period as a fully effective and completed offering period for all purposes under Isilon’s 2006 Employee Stock Purchase Plan.

Termination of the Merger Agreement. The Merger Agreement provides that it may be terminated, at any point prior to the Effective Time:

(a)	by mutual written agreement of EMC and Isilon; or

(b)

by either EMC or Isilon if the Offer shall have expired or been terminated in accordance with the terms of the Merger Agreement and the Offer without Purchaser having accepted for payment any Shares tendered pursuant to the Offer on or before February 12, 2011 (the “Termination Date”; provided, however, that if at the Termination Date the Antitrust Condition, the Illegality Condition or the Government Litigation Condition has not been satisfied or waived (but, in the case of the Illegality Condition or the Government Litigation Condition, only to the extent that the failure of such condition to be satisfied or waived is as a result of a law, order or legal proceeding described therein relating to applicable antitrust laws), then the Termination Date shall be automatically extended to June 12, 2011), provided, however that the right to terminate the Merger Agreement described in this paragraph (b) will not be available to any party whose action or failure to fulfill any obligation under the Merger Agreement has been the principal cause of or resulted in (x) any of the conditions to the Offer having failed to be satisfied and such action or failure to act constitutes a material breach of the Merger Agreement, or (y) the expiration or termination of the Offer in accordance with the terms of the Merger Agreement and the Offer without Purchaser having accepted for payment any Shares tendered pursuant to the Offer and such action or failure to act constitutes a material breach of the Merger Agreement; or

(c)	by Isilon, in the event that

(i)	Isilon is not then in material breach of its covenants, agreements and other obligations under the Merger Agreement, and

(ii)	EMC and/or Purchaser shall have breached or otherwise violated any of their respective material covenants, agreements or other obligations under the Merger Agreement, or any of the representations and warranties of EMC and Purchaser set forth in the Merger Agreement shall have become inaccurate, which breach, violation or inaccuracy, individually or in the aggregate with other such breaches, violations or inaccuracies, would reasonably be expected to prevent the consummation of, or give EMC the right not to consummate, the Offer and have not been cured prior to the later of (A) any then scheduled expiration of the Offer or (B) 10 days after the giving of written notice by Isilon to EMC and Purchaser of such breach, violation of inaccuracy; or

(d)	by EMC, in the event that:

(i)	EMC and Purchaser are not then in material breach of their respective covenants, agreements and other obligations under the Merger Agreement, and

(ii)	Isilon shall have breached or otherwise violated any of its material covenants, agreements or other obligations under the Merger Agreement, or any of the representations and warranties of Isilon set forth in the Merger Agreement shall have become inaccurate, in either case such that the conditions to the Offer with respect to Isilon’s representations, warranties and obligations under the Merger Agreement have not been satisfied, and have not been cured, prior to the later of (A) any then scheduled expiration of the Offer or (B) 10 days after giving written notice by EMC to Isilon of such breach, violation or inaccuracy; or

(e)	by Isilon, in the event that:

(i)	Isilon shall have received a Superior Proposal (as defined in the Merger Agreement);

(ii)	the Isilon Board shall have determined in good faith (after consultation with outside legal counsel) that the failure to enter into a definitive agreement relating to such Superior Proposal would reasonably be expected to be a breach of its fiduciary duties to Isilon stockholders under Delaware law;

(iii)	Isilon has notified EMC in writing of the Superior Proposal, including the material terms and conditions of any such Superior Proposal and a copy of the form of any related agreements (a “Superior Proposal Notice”) (it being understood that the Superior Proposal Notice and any amendment or update to such notice and the determination to so deliver such notice, or update or amend public disclosures with respect thereto shall not constitute a Company Board Recommendation Change for purposes of the Merger Agreement);

(iv)	if requested by EMC, Isilon shall have made its Representatives (as defined below) available to discuss and negotiate in good faith with EMC’s Representatives any proposed modifications to the terms and conditions of the Merger Agreement during the period beginning at 5:00 p.m. Pacific Time on the day of delivery by Isilon to EMC of such Superior Proposal Notice and ending three business days later at 5:00 p.m. Pacific Time;

(v)	if EMC shall have delivered to Isilon during such three business day period a written proposal capable of being accepted by Isilon to alter the terms or conditions of the Merger Agreement during such three business day period, and the Isilon Board shall have determined in good faith (after consultation with its financial advisors and outside legal counsel), after considering the terms of such proposal by EMC, that the Superior Proposal giving rise to such Superior Proposal Notice continues to be a Superior Proposal; and

(vi)	concurrently with the termination of the Merger Agreement, Isilon pays EMC a termination fee of $100 million. Any material amendment or modification to any Superior Proposal will be deemed to be a new Superior Proposal for purposes of this section (e) (and require a new three business day period, measured as set forth above); or

(f)	by EMC, in the event that

(i)	the Isilon board of directors or any committee thereof shall (i) fail to recommend that the Isilon stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the applicable provisions of Delaware Law, adopt the Merger Agreement (the “Company Board Recommendation”), (ii) withhold, withdraw, amend or modify in a manner adverse to EMC, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to EMC, the Company Board Recommendation, (iii) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal (as defined in the Merger Agreement), (iv) fail to reaffirm the Company Board Recommendation within three (3) Business Days of a written request to do so by EMC, (v) in the case of Acquisition Proposal that is a tender or exchange offer, fail to have filed within ten (10) Business Days after the public announcement of the commencement of such Acquisition Proposal a Solicitation/Recommendation Statement with the SEC recommending that the Isilon stockholders reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer, or (vi) resolve, agree or publicly propose to take any such actions (each such foregoing action or failure to act in clauses (i) through (vi) being referred to herein as a “Company Board Recommendation Change”); or

(ii)	Isilon shall have materially violated or breached any of its obligations and agreements under the no solicitation or board recommendation provisions of the Merger Agreement.

The Merger Agreement defines the term “Superior Proposal” as any bona fide written Acquisition Proposal that did not result from any actions taken by or on behalf of Isilon in violation of the no solicitation provisions of the Merger Agreement, for an Acquisition Transaction on terms that the Isilon Board shall have determined in good faith (after consultation with its financial advisors and outside legal counsel), taking into account all relevant legal, financial and regulatory aspects of such Acquisition Proposal and the likelihood of consummation of such Acquisition Transaction, would be more favorable to Isilon stockholders (in their capacity as such) than the Offer and the Merger. The Merger Agreement defines the term “Acquisition Proposal” as any bona fide inquiry, offer or proposal (other than an offer or proposal by EMC or Purchaser) to engage in an Acquisition Transaction, and the term “Acquisition Transaction” as any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) involving: (i) the purchase or other acquisition from Isilon by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than 20% of the Shares outstanding as of the consummation of such purchase or other acquisition, or any tender offer or exchange offer by any person or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such person or “group” beneficially owning more than 20% of the Shares outstanding as of the consummation of such tender or exchange offer; (ii) a merger, consolidation, business combination or other similar transaction involving Isilon pursuant to which the stockholders of Isilon immediately preceding such transaction hold less than 80% of the voting equity interests in the surviving or resulting entity of such transaction; (iii) a sale, transfer, acquisition or disposition of more than 20% of the consolidated assets of Isilon and its subsidiaries taken as a whole (measured by the fair market value thereof); or (iv) a liquidation, dissolution or other winding up of Isilon and its subsidiaries, taken as a whole; provided, however, that for purposes of the reference to an “Acquisition Proposal” in the definition of a

“Superior Proposal,” all references to “more than 20%” in the definition of “Acquisition Transaction” are deemed to be references to “all” and the reference to “80%” in the definition of “Acquisition Transaction” is deemed to be a reference to “50%.”

Takeover Proposals. The Merger Agreement provides that Isilon and its subsidiaries shall immediately cease any and all existing discussions, negotiations and communications with any persons conducted prior to the execution of the Merger Agreement with respect to any Acquisition Proposal, and, at all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier to occur of the termination of the Merger Agreement and the Appointment Time, shall not, nor shall they authorize or knowingly permit any of their respective directors, officers or other employees, controlled affiliates, or any investment banker, attorney or other authorized agent or representative retained by any of them (collectively, “Representatives”) to, directly or indirectly:

(i)	solicit, initiate or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, an Acquisition Proposal,

(ii)	furnish to any person (other than EMC, Purchaser or any designees of EMC or Purchaser) any non-public information relating to Isilon or any of its subsidiaries, or afford to any Person (other than EMC, Purchaser or any designees of EMC or Purchaser) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Isilon or any of its subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal,

(iii)	participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal,

(iv)	grant (other than to EMC or any of its affiliates or Representatives) any waiver or release under any standstill or similar agreement, or

(v)	enter into any merger agreement, letter of intent, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement contemplating or otherwise relating to, or that is intended to, or would reasonably be expected to, lead to any Acquisition Proposal.

Notwithstanding the foregoing, prior to the Appointment Time, the Isilon Board may, directly or indirectly through Isilon’s Representatives:

(i)	participate or engage in discussions or negotiations with any person that has made a bona fide, written and unsolicited Acquisition Proposal that the Isilon Board determines in good faith (after consultation with its financial advisors and outside legal counsel) either constitutes or is reasonably expected to lead to a Superior Proposal,

(ii)	furnish to any such Person non-public information relating to Isilon and access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Isilon or any of its subsidiaries, in each case under this clause (ii) pursuant to a confidentiality agreement with terms, including “standstill” provisions (the “standstill” provisions of which do not include a “sunset”, “fall-away” or other similar exception that would result in the “standstill” provisions becoming inapplicable at any time prior to the valid termination of the Merger Agreement in accordance with its terms), the terms of which are no less favorable to Isilon than those contained in the Confidentiality Agreement, dated as of August 29, 2010 between the parties (the “Confidentiality Agreement”);

provided, however, that in the case of any action taken pursuant to the preceding clauses (i) or (ii), (A) the Isilon Board determines in good faith (after consultation with outside legal counsel) that the failure to take such action would reasonably be expected to result in a breach of its fiduciary duties to Isilon stockholders under Delaware law, (B) Isilon gives EMC not less than 24 hours prior written notice of the identity of such person and the material terms of such Acquisition Proposal (unless such Acquisition Proposal is in written form, in which case Isilon shall give EMC a copy thereof) and of Isilon’s intention to participate or engage in discussions or negotiations with, or furnish non-public information to, such person, (C) contemporaneously with furnishing any non-public information to such person, Isilon furnishes such non-public information to EMC to the extent such information has not been previously furnished by Isilon to EMC and (D) there has not been any material breach of the no solicitation provisions of the Merger Agreement by Isilon, its subsidiaries or any of their Representatives (not including employees of Isilon who are not officers or directors).

In addition to the obligations of Isilon set forth above, Isilon shall promptly (and in any event within 24 hours following receipt) notify EMC orally and in writing if Isilon or any of its Subsidiaries or any of its or its Subsidiaries’ Representatives receives (i) any Acquisition Proposal, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal, or (iii) any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal, such notice to include the terms and conditions of such Acquisition Proposal, request or inquiry (including a copy, if made in writing, or a written summary, if made orally), and the identity of the person or group making any such Acquisition Proposal, request or inquiry. Isilon shall keep EMC informed on a current basis of the status and terms of any such Acquisition Proposal, request or inquiry, and any material developments related thereto.

Change in Recommendation. As used in the Merger Agreement, “Company Board Recommendation” means a recommendation by the Isilon Board that holders of the Shares accept the Offer, tender their Shares pursuant to the Offer and, if required by the applicable provisions of Delaware law, adopt the Merger Agreement. The Isilon Board has approved the Merger Agreement, the Offer and the Merger. Pursuant to the Merger Agreement, Isilon has agreed that neither the Isilon Board nor any committee thereof will (i) fail to make the Company Board Recommendation to the holders of the Shares, (ii) withhold, withdraw, amend or modify in a manner adverse to EMC, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to EMC, the Company Board Recommendation, (iii) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal (it being understood that, only with respect to a tender offer or exchange offer, taking a neutral position or no position (other than in a communication made in compliance with Rule 14d-9(f) promulgated under the Exchange Act) with respect to any Acquisition Proposal will be considered a breach of this clause (iii)), (iv) fail to reaffirm the Company Board Recommendation within three business days of a written request to do so by EMC, (v) in the case of Acquisition Proposal that is a tender or exchange offer, fail to have filed within ten business days after the public announcement of the commencement of such Acquisition Proposal a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the Isilon’s stockholders reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer or (vi) resolve, agree or publicly propose to take any such actions (each such foregoing action or failure to act in clauses (i) through (vi) being referred to herein as an “Company Board Recommendation Change”).

The Merger Agreement provides, however, that if, at any time prior to the Appointment Time, the Isilon Board receives a Superior Proposal or there occurs an Intervening Event (as defined below), the Isilon Board is permitted to effect a Company Board Recommendation Change provided that (i) the Isilon Board determines in good faith (after consultation with outside legal counsel) that the failure to effect a Company Board Recommendation Change would reasonably be expected to be a breach of its fiduciary duties to its stockholders under applicable Delaware law, and in the case of a Superior Proposal, the Isilon Board approves or recommends such Superior Proposal; (ii) Isilon has notified EMC in writing that it intends to effect a Company Board Recommendation Change, describing in reasonable detail the reasons, including the material terms and conditions of any such Superior Proposal and a copy of the final form of any related agreements or a description in reasonable detail of such Intervening Event, as the case may be, for such Company Board Recommendation Change (a “Recommendation Change Notice”) (it being understood that the Recommendation Change Notice and any amendment or update to such notice and the determination to so deliver such notice, or update or amend public disclosures with respect thereto will not constitute a Company Board Recommendation Change for purposes of the Merger Agreement); (iii) if requested by EMC, Isilon has made its Representatives available to discuss and negotiate in good faith with EMC’s Representatives any proposed modifications to the terms and conditions of the Merger Agreement during the period beginning at 5:00 p.m. Pacific Time on the day of delivery by Isilon to EMC of such Recommendation Change Notice and ending three business days later at 5:00 p.m. Pacific Time and (iv) if EMC delivers to Isilon a written proposal capable of being accepted by Isilon to alter the terms or conditions of the Merger Agreement during such 3 business day period, the Isilon Board determines in good faith (after consultation with outside legal counsel), after considering the terms of such proposal by EMC, that a failure to effect Company Board Recommendation Change would still reasonably be expected to be a breach of its fiduciary duties to the Isilon stockholders under applicable Delaware law. Any material amendment or modification to any Superior Proposal or any material change to an Intervening Event will be deemed to be a new Superior Proposal or Intervening Event. Isilon would be obligated to keep confidential any proposals made by EMC to revise the terms of the Merger Agreement, other than in the event of any amendment to the Merger Agreement and to the extent required to be disclosed in any filing by Isilon with the SEC.

As used in the Merger Agreement, “Intervening Event” means an event, fact, circumstance or development, unknown and not reasonably foreseeable to the Isilon Board as of the date of the Merger Agreement which becomes known prior to the Appointment Time.

Fees and Expenses; Termination Fee. Except as provided below, the Merger Agreement provides that all fees and expenses incurred in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement shall be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

The Merger Agreement provides that Isilon shall pay to EMC a termination fee of $100,000,000 (the “Termination Fee”) in the event that:

(i)	the Merger Agreement is terminated by EMC or Isilon pursuant to clause (b) under “Termination of the Merger Agreement” above (provided that each of the Antitrust Condition, Illegality Condition and the Government Litigation Condition is satisfied at the time of such termination and the right to terminate the Merger Agreement pursuant to such clause (b) is then available to EMC) or by EMC pursuant to clause (d) under “Termination of the Merger Agreement” above (provided that there shall not have occurred a breach, violation or inaccuracy of the type that would entitle Isilon shall not have been entitled to terminate the Merger Agreement pursuant to clause (c) under “Termination of the Merger Agreement” above, without regard to the notice and lapse of time requirements set forth therein); and

(ii)	following the execution and delivery of the Merger Agreement and prior to the termination of the Merger Agreement under any of the circumstances described in clause (i) above, an Acquisition Proposal that is an offer or proposal shall have been publicly announced or shall have become publicly disclosed; and

(iii)	within 365 days following the termination of the Merger Agreement under any of the circumstances described in clause (i) above, Isilon enters into a legally binding definitive agreement providing for, or consummates, a Competing Acquisition Transaction (whether or not such Competing Acquisition Transaction is with respect to the Acquisition Proposal referenced in the preceding clause (ii)). For purposes of the foregoing, a “Competing Acquisition Transaction” is defined in the Merger Agreement as having the same meaning as an Acquisition Transaction except that all references therein to “more than 20%” shall be deemed to be references to “a majority,” and the reference therein to “80%” shall be deemed to be a reference to “50%.”

The Merger Agreement also provides that Isilon shall pay to EMC the Termination Fee in the event the Merger Agreement is terminated by Isilon described in paragraph (e) under “Termination of the Merger Agreement” above, as a condition to the effectiveness to such termination.

The Merger Agreement also provides that Isilon shall pay to EMC the Termination Fee in the event that the Merger Agreement is terminated by EMC pursuant to clause (f) of “Termination of the Merger Agreement”

above (or by Isilon pursuant to clause (b) of “Termination of the Merger Agreement” above following any time at which EMC was entitled to terminate the Merger Agreement pursuant to clause (f) of “Termination of the Merger Agreement” above).

In no event will Isilon be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of the Merger Agreement. In the event that EMC received the Termination Fee pursuant to the Merger Agreement, the receipt of such fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by EMC, Purchaser, any of their respective affiliates or any other person in connection with the Merger Agreement (and the termination thereof), the transactions contemplated thereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of EMC, Purchaser, any of their respective affiliates or any other person shall be entitled to bring or maintain any other claim, action or proceeding against Isilon arising out of the Merger Agreement (and the termination thereof), the transactions contemplated thereby (and the abandonment thereof) or any matter forming the basis for such termination.

Conduct of Business by Isilon. The Merger Agreement obligates Isilon and each of its subsidiaries, from the date of the Merger Agreement continuing until the earlier to occur of the termination of the Merger Agreement and the Appointment Time, to carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, and use its commercially reasonable efforts, consistent with past practices and policies, to keep available the services of the current officers, key employees and consultants of Isilon and each of its subsidiaries, to preserve the current relationships of Isilon and each of its subsidiaries with customers, suppliers and other persons whom Isilon or any of its subsidiaries has significant business relations, and to maintain and preserve its business organization and its material rights and franchises, except as expressly contemplated under the Merger Agreement or the schedules thereto or as approved by EMC (which approval will not be unreasonably withheld, conditioned or delayed).

The Merger Agreement also contains specific restrictive covenants as to certain activities of Isilon and its subsidiaries from the date of execution of the Merger Agreement to the earlier of the termination of the Merger Agreement and the Appointment Time, which provide that Isilon shall not, and that it shall not permit its subsidiaries to, take certain actions, except as contemplated or permitted by the Merger Agreement or the schedules thereto, without the prior written consent of EMC (which may not be unreasonably withheld) including, among other things and subject to certain exceptions, amending its certificate of incorporation or bylaws, issuing or selling its securities or granting options, repurchasing or redeeming its securities, declaring or paying any dividends or other distribution, entering into, amending or modifying any rights plan or other similar agreement, proposing or adopting a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Isilon or its subsidiaries, incurring assuming, or materially modifying any debt for borrowed money or issue any debt securities, assuming, guaranteeing or otherwise becoming liable for the obligations of any other person, making any loans, advances or capital contributions or investments in any other person, mortgaging or pledging any of its or its subsidiaries’ assets, entering into or amending any employee benefit plan or, increasing or decreasing compensation or benefits, paying any severance, special bonus or special remuneration, settling any litigation or entering into any consent decree, injunction or similar relief, making any material change in any accounting principles or practices used by it, making, revoking or changing any material tax election, settling or compromising any material tax liability or claim for refund, consenting to any extension or waiver of any limitation period with respect to any claim or assessment for material taxes, entering into, modifying, or amending or terminating any material contract to which Isilon or any of its subsidiaries is a party or waive, release or assign any material rights under any such contracts, granting or acquiring any intellectual property or disposing of any of Isilon’s intellectual property, making certain capital expenditures, acquiring certain equity interests, or disposing of properties or assets of Isilon or its subsidiaries, which are material to Isilon and its subsidiaries, taken as a whole, assigning or otherwise transferring any intellectual property rights, or entering into a contract, or otherwise resolving or agreeing in any legally binding manner, to take any of the foregoing actions.

Board of Directors. The Merger Agreement provides that effective upon the Appointment Time, Purchaser may designate such number of directors on the Isilon Board, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, equal to the product (rounded up to the next whole number) of: (a) the total number of directors on the Isilon Board (after giving effect to any increase in the number the directors elected as described in this sentence) multiplied by (b) the percentage that the number of Shares beneficially owned by EMC and Purchaser (giving effect to the Shares accepted for purchase pursuant to the Offer) bears to the total number of Shares outstanding. Under the Merger Agreement, subject to applicable law and Isilon’s certificate of incorporation, Isilon has agreed to take all action necessary to effect any such election or appointment, including (at the direction of EMC) by increasing the size of the Isilon Board or by seeking and accepting or otherwise securing the resignations of such number of incumbent directors as is necessary to enable the individuals designated by EMC to be elected or appointed to the Isilon Board. Isilon has also agreed to, subject to applicable law and Isilon’s certificate of incorporation, take all necessary action to cause Purchaser’s designees to be proportionately represented on each committee of the Isilon Board, each board of directors of each subsidiary of Isilon and each committee of each such subsidiary’s board.

In the event that, as contemplated by the Merger Agreement, EMC’s designees are elected or appointed to the Isilon Board until the Effective Time, Isilon shall use its commercially reasonable efforts to cause the Isilon Board to always include the least such number of directors who were directors on November 14, 2010 who are not employed by Isilon, who are not affiliates or employees of EMC or any of its subsidiaries, and who are independent directors in order satisfy the continued listing requirements of The NASDAQ Stock Market (the “Continuing Directors”); provided that, if the number of Continuing Directors is reduced below those necessary to satisfy the continued listing requirements of The NASDAQ Stock Market, within ten business days, the remaining Continuing Director shall be entitled to designate another person who is not an affiliate or employee of EMC or any of its subsidiaries to fill the vacancies, and provided further that if no such Continuing Director is appointed within ten business days, EMC shall designate such Continuing Director; provided further, that if no Continuing Director then remains, the other directors shall designate two persons who shall not be affiliates, consultants, representatives or employees of EMC or any of its subsidiaries to fill such vacancies and such persons shall be deemed to be Continuing Directors.

Following the election or appointment of EMC’s designees as described above, until the Effective Time, the approval of a majority of the Continuing Directors would be required for any (i) amendment to or termination of the Merger Agreement on behalf of Isilon, (ii) amendment to the Merger Agreement requiring action by the Isilon Board, (iii) extension by Isilon of the time for the performance of any of the obligations of EMC or Purchaser under the Merger Agreement, (iv) exercise, enforcement or waiver of compliance with any of the agreements or conditions under the Merger Agreement that are for the benefit of Isilon or (v) amendment of the certificate of incorporation or bylaws of Isilon that would adversely affect Isilon stockholders; provided however, that EMC may cause its designees to withdraw or modify any Company Board Recommendation Change.

The Merger Agreement further provides that the directors of Purchaser immediately prior to the Effective Time will be the directors of the surviving corporation in the Merger until the next annual meeting of stockholders of the surviving corporation (or until their earlier resignation or removal) and until their respective successors are duly elected and qualified, as the case may be. The officers of Isilon will be the initial offices of the surviving corporation in the Merger unless otherwise requested by EMC.

Indemnification; Insurance. In the Merger Agreement, EMC has agreed to cause the surviving corporation in the Merger, and its subsidiaries, to honor and fulfill in all respects the obligations of Isilon and its subsidiaries under any and all agreements for indemnification between Isilon or any of its subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of Isilon or any of its subsidiaries prior to the Appointment Time. In addition, for a period of six years following the Appointment Time, the surviving corporation of the Merger and its subsidiaries shall (and EMC shall cause the surviving corporation to) cause the organization documents of the surviving corporation and its subsidiaries to contain provisions with respect to indemnification, exculpation from liability and the advancement of expenses that are at least as favorable as the indemnification, exculpation from liability and advancement of expense provisions set forth in the certificate of incorporation and bylaws (or other similar organizational documents) of Isilon and its subsidiaries as of the date of the Merger Agreement, and during such six-year period, such provisions shall not be amended, repealed or otherwise modified in any manner, except as required by applicable Law or order.

For six years following the Effective Time, to the fullest extent permitted by applicable Law, the surviving corporation and its subsidiaries shall (and EMC has agreed to cause the surviving corporation and its subsidiaries to) indemnify and hold harmless each current or former director and officer of Isilon and any person who becomes a director or officer of Isilon or any of its subsidiaries prior to the Appointment Time, from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such person’s capacity as a director, officer, employee or agent of Isilon or any of its Subsidiaries or other Affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time), or (ii) any of the transactions contemplated by the Merger Agreement.

EMC has agreed to, and shall cause Isilon to, maintain in effect for six years after the Effective Time Isilon’s current policies of directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, on terms with respect to the coverage and amounts that are equivalent to those of the D&O Insurance, to the extent that annual premiums of such liability insurance do not exceed 300% of the amount paid by Isilon for coverage for its last full fiscal year; provided, however, that if the annual premiums for such insurance exceed such amount, EMC will obtain the greatest coverage available at a cost not exceeding such amount. Prior to the Effective Time, Isilon or EMC may purchase a six-year “tail” prepaid policy on the D&O Insurance, provided that the aggregate annual premium for such “tail policy” shall not exceed 300% of the annual premium paid by Isilon for its existing directors’ and officers’ liability insurance policies during the year ended December 31, 2009. In the event that Isilon or EMC elects to purchase such a “tail” policy prior to the Effective Time, the surviving corporation of the Merger shall (and EMC shall cause the surviving corporation of the Merger to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of EMC and the surviving corporation of the Merger under the first sentence of this paragraph for so long as such “tail” policy shall be maintained in full force and effect.

Employee Matters. From and after the Effective Time, the surviving corporation in the Merger shall (and EMC shall cause the surviving corporation to) honor all employee plans and compensation arrangements in accordance with their terms as in effect immediately prior to the Appointment Time, provided that such plans may be amended or terminated in accordance with their terms or if otherwise required by applicable Law.

For a period of one year following the Effective Time, the surviving corporation shall (and EMC shall cause the surviving corporation to) either (i) maintain for the benefit of each continuing employee, the employee plans (or substitute plans) at benefit levels that are no less than those in effect at the Isilon or its subsidiaries on the date of the Merger Agreement (excluding equity based benefits and individual employment agreements), and provide compensation and benefits to each continuing employee under such employee plans, (ii) provide compensation, benefits and severance payments (other than equity based benefits and individual employment agreements) to each continuing employee that, taken as a whole, are no less favorable in the aggregate than the compensation, benefits and severance payments (other than equity based benefits and individual employment agreements) provided to such continuing employee immediately prior to the Appointment Time, or (iii) provide some combination of (i) and (ii) above such that each continuing employee receives compensation, benefits and severance payments (other than equity based benefits and individual employment agreements) that, taken as a whole, are no less favorable in the aggregate than the compensation, benefits and severance payments (other than equity based benefits and individual employment agreements) provided to such continuing employee immediately prior to the Appointment Time. In each case, base salary or regular wages as of immediately prior to the Appointment Time shall not be decreased for a period of one year following the Effective Time for any continuing employee who continues to be employed by the surviving corporation or an affiliate during that period.

Subject to the terms and conditions set forth in the Merger Agreement, continuing employees will be granted credit for all service with Isilon and its subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual and severance pay entitlement) under the employee plans. Any vacation or paid time off accrued but unused by a continuing employee as of immediately prior to the Effective Time shall be credited to such continuing employee following the Effective Time, and shall not be subject to accrual limits or other forfeiture and shall not limit future accruals.

Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in the Merger Agreement, each of the parties has agreed to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the transactions contemplated by the Merger Agreement, including using its reasonable best efforts to: (a) cause the conditions to the Offer and the conditions to the Merger to be satisfied or fulfilled; (b) obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from governmental authorities and make all necessary registrations, declarations and filings with governmental authorities that are necessary to consummate the Offer and the Merger; and (c) obtain all necessary or appropriate consents, waivers and approvals under any material contracts to which Isilon or any of its subsidiaries is a party in connection with the Merger Agreement and the consummation of the transactions contemplated thereby so as to maintain and preserve the benefits under such material contracts following the consummation of the transactions contemplated by the Merger Agreement. In addition to the above, neither EMC or Purchaser, on the one hand, nor Isilon, on the other hand, may take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Offer or the Merger or the ability of such party to fully perform its obligations under the Merger Agreement. Notwithstanding the foregoing, none of EMC, Purchaser or Isilon is required prior to the Effective Time to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration (modifications to, or waivers, of the existing terms of any contract), or the provision of additional security (including a guaranty) to obtain the consent, waiver or approval of any person under any contract.

Notwithstanding the foregoing, the Merger Agreement would not require EMC or any subsidiary thereof to propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture or accept any operational restriction, or take or commit to take any action, in each of the foregoing cases, (i) the effectiveness or consummation of which is not conditional on the consummation of the Offer and the Merger or (ii) that would be reasonably likely to (A) adversely impact the benefits expected to be derived by EMC as a result of the transactions contemplated by the Merger Agreement, other than in a de minimis manner or (B) impose material limitations on EMC’s ownership or operation (or that of any of EMC’s subsidiaries or affiliates) of all or more than a de minimis portion of Isilon’s business or assets, including EMC’s exercise of rights of full ownership of the Isilon Shares purchased by Purchaser in the Offer on all stockholder matters. Isilon is required to agree, if requested by EMC in writing, to commit to take any of the foregoing actions with respect to the assets or business of Isilon; provided, however, that any such action may be conditioned upon the consummation of the Merger and other transactions contemplated by the Merger Agreement.

Takeover Laws. The Merger Agreement provides that in the event that any state anti-takeover or other similar law is or becomes applicable to the Merger Agreement or any of the transactions contemplated by the Merger Agreement, each of Isilon, EMC and Purchaser, shall use its reasonable best efforts to ensure that such state anti-takeover or other similar law is rendered inapplicable to the Merger Agreement or any of the transactions contemplated by the Merger Agreement and the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms and subject to the provisions set forth in the Merger Agreement, and otherwise to minimize the effect of any such law on the Merger Agreement and the transactions contemplated by the Merger Agreement.

Amendment. The Merger Agreement provides that it may be amended by the parties at any time, provided, however, that in the event that the Merger Agreement is adopted by Isilon’s stockholders in accordance with Delaware law, no amendment shall be made to the Merger Agreement that requires the approval of Isilon’s stockholders under Delaware law without such approval.

Assignment. The Merger Agreement provides that no party may assign either the Merger Agreement or any of its rights, interests, or obligations thereunder without the prior written approval of the other parties, except that EMC or Purchaser may assign any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly-owned subsidiaries of EMC, but no such assignment shall relieve either EMC or Purchaser, as the case may be, of any of its obligations under the Merger Agreement.

No Third Party Beneficiaries. The Merger Agreement is not intended to, and does not, confer upon any other person or entity any rights or remedies thereunder, except (a) as set forth in or contemplated by the terms and provisions of the Merger Agreement relating to directors’ and officers’ indemnifications and insurance, (b) from and after the Appointment Time, the rights of holders of Shares and other Isilon securities to receive the consideration pursuant to the Offer and (c) from and after the Effective Time, the rights of holders of Shares and other Isilon securities to receive the consideration pursuant to the Merger. EMC and Purchaser expressly acknowledge and agree in the Merger Agreement that, prior to the Effective Time, Isilon’s measure of damages for a willful and material breach of the Merger Agreement by EMC or Purchaser may include the loss of the economic benefits of the transaction to holders of Shares and other relief (including equitable relief), whether or not the Merger Agreement has been validly terminated in accordance with its terms.

Remedies. Under the Merger Agreement, except as otherwise provided therein, any and all remedies therein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred thereby, or by law or equity upon such party, and the exercise by a party of any one remedy would not preclude the exercise of any other remedy. The parties to the Merger Agreement agree that irreparable damage would occur in the event that any provision of the Merger Agreement is not performed in accordance with its specific terms or is otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties agree that in the event of any breach or threatened breach by a party, of any of their respective covenants or obligations set forth in the Merger Agreement, the other party (or parties), will be entitled to an injunction or injunctions to prevent or restrain such breaches or threatened breaches and to specifically enforce the terms and provisions of the Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other party under the Agreement. The parties further agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of the Merger Agreement by such party (or parties), and to specifically enforce the terms and provisions of the Merger Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party (or parties) under the Merger Agreement.

Representations and Warranties. Under the Merger Agreement, Isilon has made customary representations and warranties to EMC and Purchaser (subject to certain conditions), including, but not limited to, representations relating to: organization, existence and good standing of Isilon; authorization, execution, delivery and performance of the Merger Agreement and the agreements and transactions contemplated thereby; vote requirement of Isilon’s shareholders to adopt the Merger Agreement and consummate the Merger; no violations of law, conflicts with or consents required in connection with the Merger Agreement and the agreements and transactions contemplated thereby; government approvals required to execute and deliver and perform the obligations of the Merger Agreement; Isilon’s capitalization; the due organization, valid existence and good standing of Isilon’s subsidiaries; ownership of Isilon’s subsidiaries; the filing of all requisite reports, forms and documents with the SEC; Isilon’s public information and financial statements; the absence of undisclosed liabilities; absence of certain changes or events; the validity of Isilon’s material contracts; property and assets; intellectual property; tax matters; employee plans; labor matters; permits and compliance; compliance with the U.S. Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws; environmental matters; litigation; insurance; related party transactions; information supplied in the Offer documents and proxy statement; application of Section 203 of the DGCL; opinions of Isilon’s financial advisors; and brokers’ and finders’ fees.

In the Merger Agreement, EMC and Purchaser have made customary representations and warranties to Isilon (subject to certain exceptions), including, but not limited to, representations relating to: organization, existence and good standing of EMC and Purchaser; authorization, execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby; governmental authority and consents required for the Merger Agreement; information supplied in the Offer documents and proxy statement; sufficiency of funds; not being an “interested stockholder” of Isilon; the absence of litigation; brokers and finders; and operations of Purchaser.

The representations and warranties contained in the Merger Agreement are subject to certain limitations agreed upon by EMC, Purchaser and Isilon in the Merger Agreement, in some cases subject to a standard of materiality provided for in the Merger Agreement, and are qualified by information in confidential disclosure schedules that were provided by Isilon in connection with the signing of the Merger Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among EMC, Purchaser and Isilon, and establishing the circumstances under which EMC and Purchaser would have the right not to consummate the Offer or the Merger or under which a party may have the right to terminate the Merger Agreement, rather than establishing matters of fact.

Other Arrangements.

Tender Agreement. Pursuant to the Tender Agreement, the Significant Stockholders have agreed to tender and sell an aggregate of 30,292,415 Tender Shares (representing approximately 45.4% of the outstanding Shares as of November 14, 2010) owned by them to us pursuant to and in accordance with the terms of the Offer.

Pursuant to the Tender Agreement, each of the Significant Stockholders has agreed (i) to tender the Tender Shares into the Offer within 10 business days following the commencement of the Offer, free and clear of any claims, liens, encumbrances and security interests of any nature whatsoever that would prevent such stockholder from tendering its shares in accordance with the Tender Agreement or otherwise complying with its obligations under the Tender Agreement and (ii) not to withdraw any Tender Shares so tendered unless the Offer has been terminated or has expired, or the Merger Agreement has been terminated in accordance with its terms.

Until the earlier of (1) the Effective Time, (2) the termination of the Merger Agreement or (3) the termination of the Tender Agreement, each of the Significant Stockholders has agreed not to (i) transfer any of its Tender Shares, Company Options, Company RSUs or any other Isilon securities, other than pursuant to the Merger Agreement or the Offer or in connection with the exercise of any Company Options or vesting of Company RSUs; (ii) grant any proxies or powers of attorney, or any other authorization or consent with respect to any or all of its Tender Shares that could reasonably be expected to interfere with or prevent the Merger; (iii) deposit any of its Tender Shares or Company Options into a voting trust or enter into a voting agreement, other than pursuant to the Tender Agreement or (iv) take any action that would make any of its representations or warranties to be untrue or incorrect in any material respect or that would reasonably be expected to have the effect of preventing or delaying it from performing its obligations under the Tender Agreement.

During the term of the Tender Agreement, each of the Significant Stockholders have agreed to vote all of its Tender Shares and any other shares of capital stock of Isilon owned, beneficially or of record, by such Significant Stockholder during the term of the Tender Agreement that are entitled to vote at any meeting of the stockholders of Isilon, however called, (A) in favor of the Merger Agreement, and (B) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (i) any Acquisition Proposal or Acquisition Transaction; (ii) any change in the present capitalization of Isilon or any amendment of Isilon’s certificate of incorporation or by-laws; and (iii) any other action, transaction or proposal involving Isilon or any of its subsidiaries that is intended or would reasonably be expected to prevent, nullify, impede, interfere with, frustrate, delay, postpone, discourage or otherwise materially adversely affect the Offer, the Merger, the Merger Agreement, any of the transactions contemplated by the Merger Agreement or the Tender Agreement or the contemplated economic benefits of any of the foregoing.

During the term of the Tender Agreement, each of the Significant Stockholders has agreed not to (whether directly or indirectly through its advisors, agents or other intermediaries), engage in any conduct as to which Isilon is prohibited by the non-solicitation provision of the Merger Agreement.

Each of the Significant Stockholders has also irrevocably granted and appointed certain officers of EMC their proxy and attorney–in–fact to vote its Tender Shares in favor of the Merger Agreement and the transactions contemplated thereby, and against any Acquisition Proposal or any of the other matters listed above against which the Significant Stockholders have agreed to vote.

The Tender Agreement terminates on the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the termination or expiration of the Offer, without any shares being accepted by Purchaser for payment thereunder, (iv) the Effective Time and (iii) the amendment of the terms of the Offer to reduce the price for the Shares.

Confidentiality Agreement. On August 29, 2010, the parties entered into the Confidentiality Agreement, which governs the disclosure of any confidential information concerning the other party to other persons. As a condition to being furnished confidential information of the other party, in the Confidentiality Agreement, each of EMC and Isilon agreed, among other things, to keep such confidential information confidential and to use it only for specified purposes. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as an exhibit to the Schedule TO filed by EMC on November 19, 2010 and is incorporated herein by reference.

12. Purpose of the Offer; Plans for Isilon; Appraisal Rights

Purpose of the Offer; Plans for Isilon. The purpose of the Offer and the proposed Merger is to enable EMC to acquire control of, and the entire equity interest in, Isilon. Purchaser intends to, as soon as practicable after consummation of the Offer, consummate the proposed Merger, in which Isilon will continue as the surviving corporation and a wholly-owned subsidiary of EMC. Pursuant to the Merger, at the Effective Time, each Share outstanding immediately prior to the Effective Time (other than Shares owned by EMC, Purchaser, other subsidiaries of EMC or Isilon, all of which will be cancelled and extinguished, and other than Shares that are held by stockholders, if any, who properly exercise their appraisal rights under the DGCL) will be cancelled and retired and converted into the right to receive the Offer Price.

Assuming Purchaser purchases a majority of outstanding Shares pursuant to the Offer, we are entitled and currently intend to exercise our rights under the Merger Agreement to obtain pro rata representation on, and control of, the Isilon Board. See Section 11— “Background of the Offer; Contacts with Isilon; The Merger Agreement—The Merger Agreement—Board of Directors”.

In accordance with the Merger Agreement, following the time of the purchase of Shares pursuant to the Offer, we will acquire the remaining Shares pursuant to the Merger. We may acquire additional Shares pursuant to the Top-Up Option.

In connection with Purchaser’s consideration of the Offer, Purchaser has developed a plan, on the basis of available information, for the combination of the business of Isilon with that of EMC. Important elements of that plan include: (i) maintaining Isilon’s entire senior leadership team, (ii) integrating Isilon into EMC’s Unified Storage Division, closely leveraging EMC’s sales force with Isilon’s, while keeping Isilon intact; (iii) continuing to support the development and enhancement of Isilon’s products, (iv) ensuring customer continuity and support and (v) extending the business relationship with Isilon’s customers. Purchaser and EMC will continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

Except as described above or elsewhere in this Offer to Purchase, Purchaser has no present plans or proposals that would relate to or result in any change in the Isilon Board or management or any other material change in Isilon’s business.

Appraisal Rights. You do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, stockholders of Isilon who have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise under Delaware law comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any (all such Shares collectively, the “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration paid in the Merger. Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in Delaware law, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Offer. A stockholder may withdraw his demand for appraisal by delivering to us a written withdrawal of his demand for appraisal and acceptance of the merger.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under the Merger Agreement, EMC, Purchaser and Isilon have agreed and acknowledged that in any appraisal proceeding with respect to Shares issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected such holder’s demand for appraisal rights under Section 262 of the DGCL, and to the fullest extent permitted by applicable law, the fair value of the such Shares shall be determined in accordance with Section 262(h) of the DGCL without regard to the Top-Up Option, the Top-Up Option Shares or any consideration paid or delivered by Purchaser to Isilon in payment for the Top-Up Option Shares.

The foregoing summary of the rights of dissenting stockholders under Delaware law does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

13. Dividends and Distributions

The Merger Agreement provides that, from the date of the Merger Agreement to the Appointment Time, Isilon shall not, without our prior consent to (which may not be unreasonably withheld), split, combine, subdivide or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock, except for cash dividends made by any direct or indirect wholly-owned subsidiary of Isilon to Isilon or one of its wholly-owned subsidiaries.

14. Conditions of the Offer

Notwithstanding any other provision of the Offer, Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if before the offer expires the Minimum Condition or the Antitrust Condition shall not have been satisfied, or if any of the following conditions exist:

(i)	any governmental authority of competent jurisdiction shall have (i) enacted, issued or promulgated any law that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger, or (ii) issued or granted any order that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger;

(ii)	any of the representations and warranties of Isilon set forth in the Merger Agreement (other than those representations and warranties referenced in paragraph (iii), (iv) or (v) below) shall not have been true and correct in all respects as of the date of the Merger Agreement and immediately prior to the expiration of the Offer with the same force and effect as if made on and as of each such date (unless such representation or warranty expressly relates to a specific date, in which case on and as of such specific date), except for any failure to be so true and correct which has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect (as defined below), provided, however, that, for purposes of determining the accuracy of these representations and warranties, all materiality and “Company Material Adverse Effect” qualifications set forth in such representations and warranties shall be disregarded;

(iii)	any of the representations and warranties of Isilon set forth in the Merger Agreement regarding organization and good standing, corporate power and enforceability, requisite stockholder approval, non-contravention of organizational documents and receipt of financial advisor fairness opinion shall not be true and correct in all respects as of the date of the Merger Agreement and immediately prior to the expiration of the Offer with the same force and effect as if made on and as of each such date (unless such representation or warranty expressly relates to a specific date, in which case on and as of such specific date);

(iv)	any of the representations and warranties of Isilon set forth in the Merger Agreement as to its capital structure shall not be true and correct in all respects (other than inaccuracies that would result in only a de minimis increase in the aggregate value of the consideration payable in the Offer and the Merger) as of the date of the Merger Agreement and immediately prior to the expiration of the Offer with the same force and effect as if made on and as of each such date (unless such representation or warranty expressly relates to a specific date, in which case on and as of such specific date);

(v)	any of the representations and warranties of Isilon set forth in the Merger Agreement as to due authorization and ownership of equity interests of Isilon’s subsidiaries shall not be true and correct in all respects (other than inaccuracies that would result in the aggregate in only an insignificant effect on EMC’s or Isilon’s ownership or control of such subsidiaries or on the ability of EMC, Isilon or Isilon’s subsidiaries to own or control their assets or conduct their respective businesses) as of the date of the Merger Agreement and immediately prior to the expiration of the Offer with the same force and effect as if made on and as of each such date (unless such representation or warranty expressly relates to a specific date, in which case on and as of such specific date);

(vi)	Isilon shall have failed to perform in all material respects the obligations that are to be performed by Isilon under the Merger Agreement at or prior to the expiration of the Offer;

(vii)	a Company Material Adverse Effect (as defined below) shall have arisen or occurred following the execution and delivery of the Merger Agreement that is continuing as of immediately prior to the expiration of the Offer;

(viii)	Isilon shall have failed to furnish EMC with a certificate signed on its behalf by its Chief Executive Officer or Chief Financial Officer to the effect that the conditions described in paragraphs (ii) through (vii) above shall have occurred and been satisfied;

(ix)	there shall be pending or overtly threatened any legal proceeding commenced by any governmental authority against Purchaser, EMC or Isilon (i) challenging the acquisition by EMC or Purchaser of any Shares pursuant to the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger, (ii) seeking to impose material limitations on the ability of Purchaser, or render Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger, (iii) seeking to impose limitations on the ability of Purchaser or EMC to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to Isilon’s stockholders or (iv) which otherwise would reasonably be expected to have a Company Material Adverse Effect (as defined below); or

(x)	the Merger Agreement shall have been properly and validly terminated in accordance with its terms.

In the Merger Agreement, “Company Material Adverse Effect” is defined to mean any change, effect, event or development (each a “Change”, and collectively, “Changes”), individually or in the aggregate, and taken together with all other Changes, that has had or would reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of Isilon and its subsidiaries, taken as a whole; provided, however, that no Change resulting from or arising out of any of the following (by itself or when aggregated or taken together with any and all other such Changes) will be deemed to be or constitute a “Company Material Adverse Effect,” and no Change (by itself or when aggregated or taken together with any and all other such Changes) resulting from or arising out of any of the following will be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur: (i) general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally; (ii) conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (A) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world; (iii) conditions (or changes in such conditions) in the industries in which Isilon and its subsidiaries conduct business; (iv) political conditions (or changes in such conditions) in the United States or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world; (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world; (vi) changes in law (or the interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof); (vii) the announcement of the Merger Agreement or the pendency or consummation of the transactions contemplated thereby, including (A) the identity of EMC, (B) the loss or departure of officers or other employees of Isilon or any of its subsidiaries to the extent resulting from or arising out of the transactions contemplated by the Merger Agreement, (C) the termination of (or the failure to renew or enter into) any contracts with customers, suppliers, distributors or other business partners, whether as a direct or indirect result of the loss or departure of officers or employees of Isilon or otherwise, resulting from or arising out of the transactions contemplated by the Merger Agreement, (D) any other negative development in Isilon’s relationships with any of its customers, suppliers, distributors or other business partners, whether as a direct or indirect result of the loss or departure of officers or employees of Isilon or otherwise, resulting from or arising out of the transactions contemplated by the Merger Agreement, and (E) any decline or other degradation in

Isilon’s customer bookings resulting from or arising out of the transactions contemplated by the Merger Agreement; (viii) any actions taken or failure to take action, in each case, to which EMC has specifically approved, consented to or requested in writing or the taking of any action required by, the Merger Agreement; or the failure to take any action prohibited by the Merger Agreement; (ix) changes in Isilon’s stock price or the trading volume of Isilon’s stock, in and of itself, or any failure by Isilon to meet any third party estimates or expectations of Isilon’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Isilon to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition); and (x) any legal proceedings made or brought by any of the current or former stockholders of Isilon (on their own behalf or on behalf of Isilon) against Isilon which arise out of the Merger or in connection with any other transactions contemplated by the Merger Agreement; except to the extent such effects resulting from or arising out of the matters described in clauses (i) through (vi) above disproportionately affect Isilon and its subsidiaries, taken as a whole, as compared to other companies that conduct business in the countries and regions in the world and in the industries in which Isilon and its subsidiaries conduct business (in which case, only to the extent of such disproportionate effects (if any) shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur).

15. Certain Legal Matters; Regulatory Approvals

General. Based on EMC and Purchaser’s examination of publicly available information filed by Isilon with the SEC and other publicly available information concerning Isilon, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Isilon’s business that might be adversely affected by Purchaser’s acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for Purchaser’s acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, Purchaser currently contemplates that, except as described below under “State Takeover Statutes”, such approval or other action will be sought. Except as described under “Antitrust”, there is, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to Isilon’s business or certain parts of Isilon’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. Purchaser’s obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in Section 14— “Conditions of the Offer”.

State Takeover Statutes. Section 203 of the DGCL, in general, prevents an “interested stockholder” (generally, a stockholder owning 15% or more of a corporation’s outstanding voting stock or an affiliate or associate thereof) from engaging in a “business combination” (defined to include a merger or consolidation and certain other transactions) with a Delaware corporation such as Isilon for a period of three years following the time on which such stockholder became an interested stockholder unless (i) prior to such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

The provisions of Section 203 of the DGCL do not apply to a Delaware corporation if, among other things, (i) such corporation amends its certificate of incorporation or bylaws to elect not to be governed by Section 203 by (in addition to any other required vote) the affirmative vote of a majority of the shares entitled to vote; provided that such amendment would not be effective until 12 months after its adoption and would not apply to any business combination between such corporation and any person who became an interested stockholder on or prior to its adoption, (ii) such corporation does not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder or (iii) the business combination is proposed by an interested stockholder prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required under Section 203 of, any one of certain proposed transactions which is with or by a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the corporation’s board of directors and is approved or not opposed by a majority of the board of directors then in office who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election to succeed such directors by a majority of such directors.

The foregoing description of Section 203 of the DGCL does not purport to be complete and is qualified in its entirety by reference to the provisions of Section 203 of the DGCL.

Isilon’s Board of Directors has approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement for the purposes of Section 203 of the DGCL.

Isilon is incorporated under the laws of the State of Delaware and its operations are conducted throughout the United States. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Isilon, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or any merger or other business combination between Purchaser or any of its affiliates and Isilon, and Purchaser has not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, Purchaser believes that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or any such merger or other business combination. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 14— “Conditions of the Offer”.

Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the Merger Agreement and the requirements of the HSR Act, Purchaser will file a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC as soon as practicable after the date of the Merger Agreement but in no event later than five Business Days following the execution and delivery of the Merger Agreement. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 P.M., New York City time, 15 days following such filing, unless such 15th day is a Saturday, Sunday or other legal public holiday, in which case the waiting period will expire at 11:59 P.M., New York City time, on the next regular business day. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Purchaser. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, 10 days after Purchaser’s substantial compliance with such request. Thereafter, the transaction could only be delayed by regulators if the regulators were to seek and obtain injunctive relief. Purchaser expects to make a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. See Section 14— “Conditions of the Offer”. Subject to certain circumstances described in Section 4— “Withdrawal Rights”, any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If our acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of our or Isilon’s substantial assets. Private parties and individual states may also bring legal actions under the antitrust laws. Purchaser does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Section 14— “Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

Other. Based upon Purchaser’s examination of publicly available information concerning Isilon, it appears that Isilon and its subsidiaries conduct business in a number of foreign countries. In connection with the acquisition of Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. After commencement of the Offer, Purchaser will seek further information regarding the applicability of any such laws and currently intend to take such action as they may require, but no assurance can be given that such approvals will be obtained. If any action is taken before completion of the Offer by any such government or governmental authority, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 14— “Conditions of the Offer”.

Any merger or other similar business combination that Purchaser proposes would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, if such merger or other business combination were consummated more than one year after termination of the Offer or did not provide for stockholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, Purchaser may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning Isilon and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction.

On November 15, 2010, a putative class action lawsuit was filed purportedly on behalf of a class of Isilon’s stockholders in King County Superior Court, Washington, docketed as Durand v. Isilon Systems, Inc., et al., Case Number 10-2-40094-0 SEA. The complaint names Isilon and each of the members of Isilon’s board of directors as defendants. The lawsuit alleges, among other things, that Isilon’s board of directors breached fiduciary duties owed to its stockholders by failing to take steps to maximize stockholder value or to engage in a fair sale process when approving the proposed merger with EMC. The complaint also alleges that Isilon aided and abetted the members of Isilon’s board of directors in the alleged breach of their fiduciary duties. The plaintiff seeks relief that includes, among other things, an injunction prohibiting the consummation of the Merger, a court order declaring that the board of directors breached their fiduciary duties in entering into the Merger Agreement, rescission—to the extent the Merger terms have already been implemented, and the payment of plaintiffs’ attorneys’ fees and costs. Isilon believes the lawsuit to be without merit and intends to defend against it vigorously. There can be no assurance, however, with regard to the outcome of this lawsuit.

16. Fees and Expenses

Purchaser has retained Morrow & Co., LLC to act as the information agent and BNY Mellon Shareowner Services to act as the depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under U.S. federal securities laws.

Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

17. Miscellaneous

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its sole discretion, take such action as Purchaser may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of EMC or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the Securities and Exchange Commission in the manner described in Section 9— “Certain Information Concerning Purchaser and EMC” of this Offer to Purchase.

Electron Merger Corporation

November 19, 2010

SCHEDULE I

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND

THE EXECUTIVE OFFICERS OF EMC AND PURCHASER

EMC

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of EMC. Except as otherwise noted, positions specified are positions with EMC.

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors

Michael Brown	c/o EMC Corporation 176 South Street Hopkinton, MA 01748	Mr. Brown has been a Director of EMC since August 2005. From August 1994 until his retirement in July 1997, Mr. Brown served as Vice President and Chief Financial Officer of Microsoft Corporation, a manufacturer of software products for computing devices. He was Vice President, Finance of Microsoft from April 1993 to August 1994. He joined Microsoft in December 1989 and served as Treasurer from January 1990 to April 1993. Prior to joining Microsoft, Mr. Brown spent 18 years with Deloitte & Touche LLP in various positions. Mr. Brown is also a director of VMware, Inc., the global leader in virtualization solutions, Administaff, Inc., a professional employer organization providing services such as payroll and benefits administration, and Thomas Weisel Partners Group, an investment banking firm.	United States

Randolph Cowen	Goldman, Sachs & Co. 85 Broad Street New York, NY 10004	Mr. Cowen is the former co-Chief Administrative Officer, Global Head of Technology and Operations, and Chief Information Officer for the Goldman Sachs Group, Inc. Mr. Cowen joined Goldman Sachs in 1982, became a Managing Director and Partner in 1996, the Chief Information Officer in 2001, Global Head of Technology and Operations in 2004, and co-Chief Administrative Officer in 2007. He became an EMC Director in January 2009. He also serves on the Board of Directors of the Depository Trust & Clearing Corporation (DTCC) and the NYU Child Study Center. Mr. Cowen received his B.A. from Michigan State University.	United States

Name	Business Address	Principal Occupation or Employment	Citizenship
Michael Cronin	213 Burlington Road, Suite 109 Bedford, MA 01730-1468	Mr. Cronin has been a Director of EMC since May 1990. He has been Chief Executive Officer of Cognition Corporation, an engineering knowledge management company, from 1993 to the present. Mr. Cronin is also Chairman of the Board of Directors of Cognition Corporation. From June 1984 to September 1990, he was Chief Executive Officer and President of Automatix, Inc., an industrial vision and robotics systems manufacturer.	United States

Gail Deegan	c/o EMC Corporation 176 South Street Hopkinton, MA 01748	Ms. Deegan has been a Director of EMC since July 2002. From February 1996 until her retirement in September 2001, Ms. Deegan served as Executive Vice President and Chief Financial Officer of Houghton Mifflin Company, a publishing company. From February 1995 to February 1996, Ms. Deegan was Senior Vice President of Regulatory and Government Affairs for NYNEX New England, and from November 1991 to January 1995, was Vice President and Chief Financial Officer of New England Telephone. From 1988 to January 1990, Ms. Deegan was Senior Vice President, Chief Financial Officer and Treasurer of Eastern Enterprises, and from February 1990 to May 1991, she was Senior Vice President, Chief Financial Officer and Chief Administrative Officer.	United States

James DiStasio	c/o EMC Corporation 176 South Street Hopkinton, MA 01748	Mr. DiStasio has been a Director of EMC since March 2010. From January 2003 until his retirement in January 2007, Mr. DiStasio served as Senior Vice Chairman and Americas Chief Operating Officer of Ernst & Young LLP. He spent over 38 years at Ernst & Young in various management positions, having been elected as a partner in 1977. Mr. DiStasio is a member of the Board of Trustees of NSTAR (where he is a member of the Audit, Finance and Risk Management Committee and the Executive Personnel Committee). Mr. DiStasio holds a bachelor’s degree in Accounting from the University of Illinois.	United States

Name	Business Address	Principal Occupation or Employment	Citizenship
John Egan	116 Flanders Road, Suite 3000 Westborough, MA 01581	Mr. Egan has been a Director of EMC since May 1992. Mr. Egan has been a managing partner and general partner in Egan-Managed Capital, a venture capital firm, since October 1998. From May 1997 to September 1998, he served as Executive Vice President, Products and Offerings of EMC. From January 1992 to June 1996, he served as Executive Vice President, Sales and Marketing of EMC. From October 1986 to January 1992, he served in a number of executive positions with EMC, including Executive Vice President, Operations and Executive Vice President, International Sales. Mr. Egan resigned as an executive officer of EMC in September 1998 and as an employee of EMC in July 2002. Mr. Egan is also a director of VMware, Inc., the global leader in virtualization solutions, and NetScout Systems, Inc., a provider of network and application performance management solutions.	United States

Edmund Kelly	175 Berkeley Street Boston, MA 02116	Mr. Kelly has been a Director of EMC since August 2007. He has served as Chairman of Liberty Mutual Group, a diversified global insurer and the nation’s sixth-largest property and casualty insurer, since 2000, Chief Executive Officer since 1998 and President since 1992. He is also a Director of Liberty Mutual Group and the Bank of New York Mellon Corporation, a global financial services company.	United States

Windle Priem	c/o Korn Ferry International 265 Franklin Street, 17th Floor Boston, MA 02110	Mr. Priem has been a Director of EMC since December 2001. From July 2001 until his retirement in December 2003, Mr. Priem served as a Vice Chairman of Korn/Ferry International, a global executive recruiting company, and from December 1998 to June 2001, he served as President and Chief Executive Officer of Korn/Ferry. He joined Korn/Ferry in 1976 and held various positions with Korn/Ferry, including Chief Operating Officer from May 1997 to December 1998 and President of the North American region from January 1996 to June 1998. Mr. Priem retired from Korn/Ferry in December 2003. He was also a Director of Korn/Ferry from June 1992 to November 2002.	United States

Name	Business Address	Principal Occupation or Employment	Citizenship
Paul Sagan	8 Cambridge Center Cambridge, MA 02142	Mr. Sagan has been a Director of EMC since December 2007. He has served as Chief Executive Officer of Akamai Technologies, Inc., a provider of services for accelerating the delivery of content and applications over the Internet, since April 2005 and President since May 1999. Mr. Sagan joined Akamai in October 1998 as Vice President and Chief Operating Officer. Mr. Sagan is also a Director of Akamai.	United States

David Strohm	2929 Campus Drive, Suite 400 San Mateo, CA 94403	Mr. Strohm has been a Director of EMC since October 2003 and Lead Director since January 2006. He has been a Venture Partner of Greylock Partners, a venture capital firm, since January 2001, and was a General Partner of Greylock from 1980 to 2001. He is also a General Partner of several partnerships formed by Greylock. Mr. Strohm is also a Director of VMware, Inc., the global leader in virtualization solutions, and Successfactors, Inc., a provider of human capital management applications.	United States

Joseph Tucci	176 South Street Hopkinton, MA 01748	Mr. Tucci has been Chairman of the Board of Directors of EMC since January 2006, Chief Executive Officer and a Director of EMC since January 2001, and President since January 2000. From January 2000 to January 2001, he was also Chief Operating Officer of EMC. Prior to joining EMC, Mr. Tucci served as Deputy Chief Executive Officer of Getronics N.V., an information technology services company, from June 1999 through December 1999 and as Chairman of the Board and Chief Executive Officer of Wang Global, an information technology services company, from December 1993 to June 1999, when it was acquired by Getronics N.V. Mr. Tucci joined Wang Global in 1990 as its Executive Vice President, Operations. Mr. Tucci is also Chairman of the Board of Directors of VMware, Inc., the global leader in virtualization solutions, and a Director of Paychex, Inc., a provider of payroll, human resources and benefits outsourcing solutions.	United States

Executive Officers

Joseph Tucci	176 South Street Hopkinton, MA 01748	The principal occupations or employment and material employment history for the past five years of Mr. Tucci is set forth above.	United States

Name	Business Address	Principal Occupation or Employment	Citizenship
William Teuber, Jr.	176 South Street Hopkinton, MA 01748	William J. Teuber, Jr. has been EMC’s Vice Chairman since May 2006. In this role, Mr. Teuber assists EMC’s Chairman, President and Chief Executive Officer in the day-to-day management of EMC and leads EMC Customer Operations, our worldwide sales and distribution organization. Mr. Teuber served as EMC’s Vice Chairman and Chief Financial Officer from May 2006 to August 2006 and as Executive Vice President and Chief Financial Officer from November 2001 to May 2006. He served as EMC’s Senior Vice President and Chief Financial Officer from February 2000 to November 2001, as Vice President and Chief Financial Officer from February 1997 to February 2000, and as Vice President and Controller from August 1995 to February 1997. Mr. Teuber is a director of Popular, Inc., a financial holding company.	United States

Arthur Coviello	176 South Street Hopkinton, MA 01748	Arthur W. Coviello, Jr. has been EMC’s Executive Vice President and President of RSA, the Security Division of EMC since September 2006. Prior to joining EMC, Mr. Coviello served as Chief Executive Officer of RSA Security Inc. from January 2000 to September 2006 and as acting Chief Financial Officer of RSA Security from December 2005 to May 2006. He served as President of RSA Security from March 1999 to September 2006, Executive Vice President of RSA Security from September 1995 to March 1999, Chief Operating Officer of RSA Security from January 1997 to March 1999, and Chief Financial Officer and Treasurer of RSA Security from October 1995 to August 1997.	United States

Paul Dacier	176 South Street Hopkinton, MA 01748	Paul T. Dacier has been EMC’s Executive Vice President and General Counsel since May 2006. Mr. Dacier served as Senior Vice President and General Counsel from February 2000 to May 2006. He served as Vice President and General Counsel from February 1993 to February 2000 and as General Counsel of EMC from March 1990 to February 1993. Mr. Dacier is a director of Genesis Lease Limited, a global commercial aircraft leasing company.	United States

Name	Business Address	Principal Occupation or Employment	Citizenship
Howard Elias	176 South Street Hopkinton, MA 01748	Howard D. Elias has been EMC’s President, EMC Global Services and Resource Management Software Group since September 2007 and Executive Vice President since September 2003. Mr. Elias served as EMC’s Executive Vice President, Global Services and Resource Management Software Group, from May 2006 to September 2007 and served as EMC’s Executive Vice President, Global Marketing and Corporate Development from January 2006 to May 2006. He served as EMC’s Executive Vice President, Corporate Marketing, Office of Technology and New Business Development, from January 2004 to January 2006. He served as Executive Vice President, New Ventures and Office of Technology, from September 2003 to January 2004. Prior to joining EMC, Mr. Elias served as Senior Vice President of Business Management and Operations in the Enterprise Systems Group at Hewlett-Packard Company, a provider of information technology products, services and solutions for enterprise customers, from May 2003 to August 2003 and Senior Vice President and General Manager of Network Storage Solutions from May 2002 to April 2003. Prior to Hewlett-Packard’s acquisition of Compaq Computer Corporation, Mr. Elias served as Senior Vice President and General Manager of Compaq’s Business Critical Server Group from January 2001 to April 2002.	United States

David Goulden	176 South Street Hopkinton, MA 01748	David I. Goulden has been EMC’s Executive Vice President and Chief Financial Officer since August 2006. Mr. Goulden served as EMC’s Executive Vice President, Customer Operations from April 2004 to August 2006. He served as EMC’s Executive Vice President, Customer Solutions and Marketing and New Business Development from November 2003 to April 2004 and as Executive Vice President, Global Marketing and New Business Development from July 2002 to November 2003. Prior to joining EMC, Mr. Goulden served as a member of the Board of Management, President and Chief Operating Officer for the Americas and Asia Pacific of Getronics, an information technology services company, from April 2000 to July 2002, as President and Chief Operating Officer for the Americas of Getronics from June 1999 to April 2000, and in a number of executive positions at Wang Global, an information technology services company, from September 1990 to June 1999. Mr. Goulden is a director of VMware, Inc., the global leader in virtualization solutions.	United States

Name	Business Address	Principal Occupation or Employment	Citizenship
Frank Hauck	176 South Street Hopkinton, MA 01748	Frank M. Hauck has been EMC’s Executive Vice President, Global Marketing and Customer Quality since May 2006. Mr. Hauck served as EMC’s Executive Vice President, Customer Quality and Services from April 2005 to May 2006. He served as EMC’s Executive Vice President, Customer Operations, from November 2001 to April 2005. Mr. Hauck served as EMC’s Executive Vice President, Global Sales and Services, from April 2001 to November 2001 and as Executive Vice President, Products and Offerings, from June 2000 to April 2001. He served as EMC’s Senior Vice President and Chief Information Officer from January 2000 to June 2000, as Senior Vice President, Business Integration, from July 1999 to January 2000, and as Senior Vice President, Customer Service, from November 1997 to July 1999. Mr. Hauck has also held a number of other executive positions since he joined EMC in 1990.	United States

Mark Lewis	176 South Street Hopkinton, MA 01748	Mark S. Lewis has been EMC’s President, EMC Content Management and Archiving Division since September 2007 and Executive Vice President since July 2002. Mr. Lewis served as EMC’s Executive Vice President, Chief Development Officer from May 2005 to September 2007. Mr. Lewis served as EMC’s Executive Vice President, EMC Software Group from July 2004 to May 2005. Mr. Lewis served as EMC’s Executive Vice President, Open Software Operations, from July 2003 to July 2004 and as Executive Vice President, New Ventures and Chief Technology Officer from July 2002 to July 2003. Prior to joining EMC, Mr. Lewis served as Vice President of Worldwide Marketing and Solutions in the Network Storage Solutions Group at Hewlett-Packard. Prior to Hewlett-Packard’s acquisition of Compaq, Mr. Lewis served as Vice President and General Manager of Compaq’s Enterprise Storage Group from January 2001 to April 2002.	United States

Name	Business Address	Principal Occupation or Employment	Citizenship
John Mollen	176 South Street Hopkinton, MA 01748	John T. Mollen has been EMC’s Executive Vice President, Human Resources since May 2006. Mr. Mollen joined EMC as Senior Vice President, Human Resources in September 1999. Prior to joining EMC, he was Vice President of Human Resources with Citigroup Inc., a financial services company.	United States

Harry You	176 South Street Hopkinton, MA 01748	Harry L. You has been EMC’s Executive Vice President, Office of the Chairman since February 2008. Prior to joining EMC, Mr. You served as Chief Executive Officer of BearingPoint, Inc., a management and technology consulting firm, from March 2005 to December 2007 and as BearingPoint’s Interim Chief Financial Officer from July 2005 to October 2006. From 2004 to 2005, Mr. You was Executive Vice President and Chief Financial Officer of Oracle Corporation, a large enterprise software company, and from 2001 to 2004, he was the Chief Financial Officer of Accenture Ltd, a global management consulting, technology services and outsourcing company. Mr. You is a director of Korn/Ferry International, a global executive recruiting company.	United States

PURCHASER

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser.

Name	Business Address	Principal Occupation or Employment	Citizenship

Board of Directors

Paul Dacier	176 South Street Hopkinton, MA 01748	The principal occupations or employment and material employment history for the past five years of Mr. Dacier is set forth above.	United States

Susan I. Permut	176 South Street Hopkinton, MA 01748	Susan I. Permut has been EMC’s Senior Vice President and Deputy General Counsel since May 2007. Ms. Permut served as Vice President and Deputy General Counsel of EMC from April 2006 to May 2007. She served as Vice President and Assistant General Counsel from September 2002 to April 2006 and Assistant General Counsel from February 1998 to September 2002. Ms. Permut joined EMC in 1993.	United States

Executive Officers

Paul Dacier	176 South Street Hopkinton, MA 01748	The principal occupations or employment and material employment history for the past five years of Mr. Dacier is set forth above.	United States

Susan I. Permut	176 South Street Hopkinton, MA 01748	The principal occupations or employment and material employment history for the past five years of Ms. Permut is set forth above.	United States

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

BNY Mellon Shareowner Services

By Mail: BNY Mellon Shareowner Services Corporate Action Division P.O. Box 3301 South Hackensack, NJ 07606	By Overnight Courier or by Hand: BNY Mellon Shareowner Services Attn: Corporate Action Dept., 27th Floor 480 Washington Boulevard Jersey City, NJ 07310

By Facsimile Transmission:

(201) 680-4626

To Confirm Facsimile Only:

(201) 680-4860

Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

470 West Avenue

Stamford, CT 06902

(203) 658-9400

Banks and Brokerage Firms, Please Call: (203) 658-9400

Stockholders Call Toll Free: (800) 607-0088

E-mail: Isilon@morrowco.com